Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of October 9, 2017, by and among ObsEva SA, a société anonyme organized under the laws of Switzerland (the “Company”), and the investors, severally, but not jointly, listed on the Schedule of Buyers attached hereto (individually, a “Buyer” and collectively, the “Buyers”).

WHEREAS:

A.	The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “1933 Act”).

B.	Each Buyer, severally, but not jointly, wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, that aggregate number of common shares, par value CHF 1/13 per share of the Company set forth opposite such Buyer’s name in column (2) on the Schedule of Buyers (which aggregate amount for all Buyers together shall be 5,140,625 common shares and shall collectively be referred to herein as the “Common Shares”), and a warrant to acquire up to that number of additional Common Shares set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers (the “Warrants”), in substantially the form attached hereto as Exhibit A (as exercised, collectively, the “Warrant Shares”).

C.	Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit B (the “Registration Rights Agreement”) pursuant to which the Company has agreed to provide certain registration rights with respect to the Common Shares and the Warrant Shares under the 1933 Act, and applicable state securities laws.

D.	The Common Shares, the Warrants and the Warrant Shares collectively are referred to herein as the “Securities”.

E.	In connection with the offering and sale of the Securities, the Company has entered into an engagement letter dated October 2, 2017 with Jefferies LLC (“Jefferies”) and BMO Capital Markets Corp. (as amended to date, the “Engagement Letter”), who are jointly acting as Placement Agents for the Securities (the “Agents”).

NOW, THEREFORE, in consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each Buyer, severally, but not jointly, hereby agree as follows:

1. PURCHASE AND SALE OF COMMON SHARES AND WARRANTS

(a) Purchase of Common Shares and Warrants.

Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, (i) each Buyer severally, but not jointly, undertakes to purchase from the Company on the Closing Date (as defined below), the number of Common Shares as is set forth opposite such Buyer’s name in column (2) on the Schedule of Buyers, along with the Warrants to acquire up to that number of Warrant Shares as is set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers, (ii) each Buyer shall pay the Purchase Price (as defined below) relating to such Common Shares and Warrants on the Closing Date (as defined below) and (iii) the Company undertakes to issue to each Buyer on the Delivery Date (as defined below) the number of Common Shares and Warrants purchased by such Buyer.

(i) Closing. The date and time of the Closing (the “Closing Date”) shall be 10:00 a.m., New York City time, on October 13, 2017 (or such later date and time as is mutually agreed to by the Company and each Buyer) after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below at the offices of Cooley LLP, The Grace Building, 1114 Avenue of the Americas, 46th Floor, New York, NY 10036.

(ii) Purchase Price. The aggregate purchase price for the Common Shares and Warrants to be paid by each Buyer at the Closing (the “Purchase Price”) shall be the amount set forth opposite each such Buyer’s name in column (4) of the Schedule of Buyers.

(b) Form of Payment and Delivery of Securities. (i) On the Closing Date, each Buyer shall pay its Purchase Price to the Company for the Common Shares and for the exercise price of the Warrants to be issued and sold to such Buyer under this Agreement, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions, and (ii) as promptly as practicable after the Commercial Registry of the Swiss canton of Geneva shall have registered the Common Shares to be issued and sold to the Buyers under this Agreement (the “Delivery Date”), the Company shall deliver to each Buyer the Common Shares which such Buyer shall have purchased hereunder along with the Warrants which such Buyer is then purchasing hereunder, in each case, duly registered in the name of such Buyer or its designee, including, in the case of the Common Shares, on the applicable balance account at the Transfer Agent.

2. BUYER’S REPRESENTATIONS AND WARRANTIES.

Each Buyer, severally, but not jointly, represents and warrants with respect to only itself that (provided that nothing in this Section 2 shall modify, amend or affect such Buyer’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained in the Transaction Documents):

(a) Organization and Good Standing. If the Buyer is an entity, such Buyer is a corporation, partnership or limited liability company duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization.

(b) Authorization and Power. Such Buyer has the requisite power and authority to enter into and perform the Transaction Documents (as defined in Section 3(c)) to which such Buyer is a party and to purchase the Securities being sold to it hereunder. If Buyer is an entity, the execution, delivery and performance of the Transaction Documents to which such Buyer is a party by such Buyer and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate, limited liability company or partnership action, and no further consent or authorization of such Buyer or its board of directors, stockholders, partners or similar body, as the case may be, is required. The Transaction Documents to which such Buyer is a party have been duly authorized, executed and delivered by such Buyer and constitute, or shall constitute when executed and delivered, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with the terms thereof, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(c) No Public Sale or Distribution. Such Buyer is acquiring the Common Shares and the Warrants, and upon exercise of the Warrants will acquire the Warrant Shares issuable upon exercise of the Warrants, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the

Securities for any minimum or other specific term and reserves the right to dispose of all or any part of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and pursuant to the applicable terms of the Transaction Documents. Such Buyer is acquiring the Securities hereunder in the ordinary course of its business. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person (as defined below) to distribute any of the Securities. As used in this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(d) Accredited Investor Status. Such Buyer is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act. Such Buyer has executed and delivered to the Company a questionnaire in substantially the form attached hereto as Exhibit D (the “Investor Questionnaire”), which such Buyer represents and warrants is true, correct and complete. Such Buyer is a sophisticated institutional investor with sufficient knowledge and experience in investing in private equity transactions to properly evaluate the risks and merits of its purchase of the Common Shares. Such Buyer has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Common Shares and participation in the transactions contemplated by the Transaction Documents (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to such Investor, (iii) have been duly authorized and approved by all necessary action, and (iv) are a fit, proper and suitable investment for such Buyer, notwithstanding the substantial risks inherent in investing in or holding the Common Shares, including the complete loss of such investment.

(e) Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth in the Transaction Documents in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities. Such Buyer understands that the Common Shares therefore cannot be resold unless they are registered under the 1933 Act or disposed of pursuant to a valid exemption from the registration requirements of the 1933 Act. In this connection, such Investor represents that it is familiar with Rule 144 or Rule 144A promulgated under the 1933 Act (or a successor rule thereto) (collectively, “Rule 144”), and understands the resale limitations imposed thereby and by the 1933 Act.

(f) Purchase Entirely for Own Account. This Agreement is made with such Buyer in reliance upon such Buyer’s representation to the Company, which by such Buyer’s execution of this Agreement such Buyer hereby confirms, that the Common Shares to be received by such Buyer will be acquired in the ordinary course of its business and for investment for such Buyer’s own account, not as a nominee or agent, and not with a view to the distribution of any part thereof, and that such Buyer has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, such Buyer further represents that such Buyer does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities. By executing this Agreement, such Buyer further represents that such Buyer will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Securities except in compliance with the 1933 Act and applicable state securities laws and the respective rules and regulations promulgated thereunder.

(g) Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by such Buyer as it has deemed necessary or appropriate to conduct its due diligence investigation. Such Buyer acknowledges that it and its advisors, if any, had adequate time to review the information and disclosures publicly available or made available to such Buyer prior to making its decision to purchase the Common Shares. The Buyer further acknowledges that any such information consisting of financial estimates, projected financial information and other forward-looking information provided by the Company or its affiliates or representatives is based on a number of assumptions and estimates that are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies which are beyond the control of the Company, and that it is understood that such projections, as to future events, are not to be viewed as facts, that actual results during the period or periods covered by any such projections may differ significantly from the projected results and that such difference may be material and that such projections are not a guarantee of financial performance. Such Buyer has sufficient knowledge and experience in investing in companies similar to the Company so as to be able to evaluate the risks and merits of its investment in the Company. Such Buyer and its advisors, if any, have been afforded a full opportunity to ask questions of and receive answers from the Company or any person or persons acting on behalf of the Company regarding the terms and conditions of the offering of the Common Shares and the merits and risks of investing in the Common Shares. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer’s right to rely on the Company’s representations and warranties contained herein and the truth, accuracy, and completeness thereof. Such Buyer understands that its investment in the Securities involves a high degree of risk and warrants that it is able to bear the economic risk and complete loss of such investment. Such Buyer acknowledges that there may be certain consequences under U.S. federal, state and local income tax laws, foreign tax laws and other tax laws resulting from an investment in the Securities and has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. If other than an individual, such Buyer also represents it has not been organized for the purpose of acquiring the Shares.

(h) No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(i) Transfer or Resale. Such Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144, (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder, and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

(j) Legends. Such Buyer understands that the certificates or other instruments representing the Securities, if any, except as set forth below, shall bear any legend as required by the applicable “blue sky” securities laws, rules and regulations of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such share certificates):

[NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES

The Company acknowledges and agrees that a Buyer may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the 1933 Act and, if required under the terms of such arrangement, such Buyer may transfer pledged or secured Securities to the pledgees or secured parties, subject to such transferee’s acknowledgement that the Securities are unregistered and subject to the transfer restrictions set forth therein and herein. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Buyer’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including, if the Securities are subject to registration pursuant to the Registration Rights Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b)(3) under the 1933 Act or other applicable provision of the 1933 Act to appropriately amend the list of Selling Shareholders (as defined in the Registration Rights Agreement) thereunder.

(k) Legend Removal. The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at The Depository Trust Company (“DTC”) or the Transfer Agent, as applicable and at the Buyer’s election so long as the Buyer is not an affiliate of the Company, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of a law firm reasonably acceptable to the Company, in a form reasonably acceptable to the Company, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or (iii) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144. The Company shall cause its counsel to issue a legal opinion to the Transfer Agent promptly after the date on which the legend is to be removed pursuant to this Section 2(k) if required by the Transfer Agent or requested by a Buyer to effect the removal of the legend hereunder pursuant to the immediately preceding sentence.

(l) Validity; Enforcement. The Transaction Documents have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(m) No Conflicts. The execution, delivery and performance by such Buyer of the Transaction Documents and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

(n) No General Solicitation and Advertising. Such Buyer represents and acknowledges that it has not been solicited to offer to purchase or to purchase any Securities by means of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or advertising. The Buyer confirms that it has a substantive relationship with either the Company or an Agent predating commencement of the offering of the Common Shares pursuant to this Agreement.

(o) Residency. Such Buyer is a resident of that jurisdiction specified below its address on the Schedule of Buyers.

(p) Brokers. There is no broker, investment banker, financial advisor, finder or other Person which has been retained by or is authorized to act on behalf of such Buyer who might be entitled to any fee or commission for which the Company will be liable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

(q) Short Sales and Confidentiality Prior to the Date Hereof. Other than consummating the transactions contemplated hereunder, such Buyer has not, nor has any person acting on behalf of or pursuant to any understanding with such Buyer, directly or indirectly executed any purchases or sales, including “short sales” as defined in Rule 200 of Regulation SHO under the 1934 Act (as defined below) (but shall not be deemed to include the location and/or reservation of borrowable Common Shares) (“Short Sales”), of the securities of the Company during the period commencing as of the time that such Buyer was first contacted by the Company, the Agents or any other person regarding the transactions contemplated hereby and ending immediately prior to the date hereof. Notwithstanding the foregoing, in the case of a Buyer that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Buyer’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Buyer’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Common Shares covered by this Agreement. Other than to other persons party to this Agreement, such Buyer has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

(r) No Rule 506 Disqualifying Activities. Such Buyer has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the 1933 Act.

(s) No Intent to Effect a Change of Control. Such Buyer has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the 1934 Act.

(t) Independent Evaluation. Such Buyer confirms and agrees that (i) it has not relied on the advice of, or any representations by, the Agents or any affiliate thereof or any representative of the Agents or their affiliates in making such decision and (ii) neither the Agents nor any of their representatives has any responsibility with respect to the completeness or accuracy of any information or materials furnished to such Buyer in connection with the transactions contemplated hereby.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each of the Buyers that, as of the date hereof and as of the Closing Date:

(a) Organization and Qualification. The Company has been duly incorporated and is existing under the laws of Switzerland with full power and authority (corporate and other) to own or lease, as the case may be, and to operate its properties and conduct its business as described in the SEC Documents (as defined below), and is duly qualified to do business as a foreign corporation under the laws of each jurisdiction which requires such qualification, except where the failure to so qualify or have such power or authority would not reasonably be expected to (i) result in a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole or (ii) impair in any material respect the ability of the Company to perform its obligations under the Transaction Documents (as defined below) or to consummate any transactions contemplated thereby (any such effect as described in clauses (i) or (ii), a “Material Adverse Effect”).

(b) Foreign Private Issuer/Emerging Growth Company. The Company is a “foreign private issuer” within the meaning of Rule 405 under the 1933 Act. The Company is an Emerging Growth Company as defined in Section 2(a) of the 1933 Act.

(c) Authorization; Enforcement; Validity. The Company has the requisite power and authority to execute and deliver this Agreement, the Registration Rights Agreement, the Warrants and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement, if any (collectively, the “Transaction Documents”) and to perform its obligations thereunder; and all action required to be taken for the due and proper authorization, execution and delivery by it of the Transaction Documents and the consummation by it of the transactions contemplated thereby have been duly and validly taken. This Agreement has been duly authorized, executed and delivered by the Company, and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(d) Subsidiaries. Each of the Company’s “Subsidiaries” (which for purposes of this Agreement has the meaning ascribed to such term in Rule 1-02 of Regulation S-X) has been duly incorporated, organized or formed, as the case may be, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation with full power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the SEC Documents, and is duly qualified to do business as a foreign entity and is in good standing under the laws of each jurisdiction which requires such qualification, except where the failure to so qualify or have such power or authority would not reasonably be expected to have a Material Adverse Effect; all of the issued and outstanding capital shares of each subsidiary of the Company has been duly authorized and validly issued and is fully paid and nonassessable; and the capital shares of each subsidiary owned by the Company, directly or through subsidiaries, is owned free from liens, encumbrances and defects.

(e) Issuance of Securities. Schedule 3(e) sets forth (i) the stated share capital of the Company as of the date hereof, (ii) the number of capital shares issued and outstanding as of September 30, 2017, (iii) the number of capital shares issuable pursuant to the Company’s stock plans as of the date hereof, and (iv) the number of shares issuable and reserved for issuance pursuant to securities (other than the Securities) exercisable for, or convertible into or exchangeable for any shares of the Company as of September 30, 2017. The Common Shares are duly authorized and, upon issuance in accordance with the terms hereof, shall be validly issued and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof and the Securities shall be fully paid and nonassessable with the holders being entitled to all rights accorded to a holder of Common Shares as of the Closing Date. A number of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds 100% of the aggregate of the maximum number of Common Shares issuable upon exercise of the Warrants. Upon exercise in accordance with the Warrants (i.e. due payment of the exercise price and credit of the Warrant Shares on a securities account held by the Company with a Swiss bank), the Warrant Shares will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act, subject to a timely filing of a Form D pursuant to Regulation D, if applicable. All of the issued and outstanding shares of the Company have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights and were issued in full compliance with applicable securities law and any rights of third parties. Except as described on Schedule 3(e), no Person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of the Company. Except as described on Schedule 3(e), there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity securities of any kind and except as contemplated by this Agreement, the Company is not currently in negotiations for the issuance of any equity securities of any kind. Except as described on Schedule 3(e), there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the holders of the Company’s securities relating to the securities held by them.

(f) No Conflicts. Neither the issue and sale of the Securities by the Company nor the consummation of any other of the transactions herein contemplated, nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, (i) the articles of association or organizational regulations of the Company or any similar organizational documents of the Company’s Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its Subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its Subsidiaries of any court, regulatory body (including without limitation, the market on which the Common Shares are primarily listed on and quoted for trading (the “Principal Market”)), administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties; except, in the case of clauses (ii) and (iii) above, for any such conflict, breach, violation or imposition that would not, individually or in the aggregate, have a Material Adverse Effect.

(g) Consents. No consent, approval, authorization, filing with or order of any court, governmental agency or body, or other Person is required in connection with the transactions contemplated herein, except (i) such as may be required under the blue sky laws of any jurisdiction in connection with the purchase of the Securities and (ii) such as have been obtained under the securities laws and regulations of jurisdictions outside of the United States in which the Securities are sold. The Company is not in violation of the listing requirements of the Principal Market and has not been informed as of the date hereof by the Principal Market of any future delisting or suspension of the Common Shares.

(h) Acknowledgment Regarding Buyer’s Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer other than New Enterprise Associates 15, L.P. and Sofinnova Venture Partners VIII, L.P. is (i) an officer or director of the Company, (ii) an “affiliate” of the Company or any of its Subsidiaries (as defined in Rule 144 of the 1933 Act), or (iii) a “beneficial owner” of more than 10% of the Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder (the “1934 Act”)). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer’s purchase of the Securities. The Company further represents to each Buyer that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

(i) No General Solicitation; Agents’ Fees. Neither the Company, nor any of its Subsidiaries, affiliates (as defined in Rule 405 under the 1933 Act), nor any Person acting on its or their behalf (except for the Agents, in respect of which the Company makes no representation), has engaged in any form of general solicitation or general advertising (each within the meaning of Rule 502(c) under the 1933 Act) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any Agents’ fees and financial advisory fees (other than for persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company acknowledges that it has engaged the Agents in connection with the sale of the Securities. Other than the Agents, neither the Company nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

(j) No Integrated Offering. None of the Company, its Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of shareholders of the Company for purposes of any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of the issuance of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings for purposes of any such applicable shareholder approval provisions.

(k) Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable (and accordingly the Buyers are exempt from) any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s articles of association or organizational regulations, or the laws of Switzerland which are or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Transaction Documents, the transactions contemplated under the Transaction Documents, including the Company’s issuance of the Securities and any Buyer’s ownership of the Securities. The Company does not have any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.

(l) Lock-up Agreements. The Company has caused each person listed on Schedule 3(l) hereto to furnish to the Agents a letter agreement in the form attached hereto as Exhibit C (the “Lock-up Agreement”).

(m) SEC Documents; Financial Statements. Since January 25, 2017, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it through the Closing Date with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the Closing Date and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein, including the prospectus filed by the Company with the SEC pursuant to Rule 424(b) on January 27, 2017, being hereinafter referred to as the “SEC Documents”). The Investor Presentation dated October 3, 2017 used in connection with the offering and sale of the Securities (the “Investor Presentation”), as of its date and as of the date hereof, did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC and as of the date hereof, contained or contain any untrue statement of a material fact or omitted or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) applied on a consistent basis throughout the periods covered thereby (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC Documents, including, without limitation, disclosure contained in the Investor Presentation and information referred to in Section 2(f) of this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made not misleading. The Company has never been an issuer subject to Rule 144(i) under the 1933 Act.

(n) Absence of Certain Changes. Since the date of the Company’s last filing with the SEC pursuant to the reporting requirements of the 1934 Act, except as described on Schedule 3(n), there has not been:

(i) any change in the consolidated assets, liabilities, financial condition or operating results of the Company or its Subsidiaries from that reflected in the financial statements included in the Company’s Report of Foreign Private Issuer on Form 6-K filed on August 16, 2017, except for changes in the ordinary course of business which have not had and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

(ii) any declaration or payment of any dividend, or any authorization or payment of any distribution, on any of the shares of the Company, or any redemption or repurchase of any securities of the Company;

(iii) any material damage, destruction or loss, whether or not covered by insurance to any assets or properties of the Company or its Subsidiaries;

(iv) any waiver, not in the ordinary course of business, by the Company or any Subsidiary of a material right or of a material debt owed to it;

(v) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company or a Subsidiary, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company and its Subsidiaries taken as a whole (as such business is presently conducted and as it is proposed to be conducted);

(vi) any change or amendment to the Company’s articles of association or organizational regulations, or material change to, or waiver of any material right under, any Material Contract (as defined below) or arrangement by which the Company or any Subsidiary is bound or to which any of their respective assets or properties is subject;

(vii) any material labor difficulties or labor union organizing activities with respect to employees of the Company or any Subsidiary;

(viii) any material transaction entered into by the Company or a Subsidiary other than in the ordinary course of business;

(ix) the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company or any Subsidiary; or

(x) any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect.

“Material Contract” means any contract, instrument or other agreement to which the Company or any Subsidiary is a party or by which it is bound which is material to the business of the Company and its Subsidiaries, taken as a whole, including those that have been filed or were required to have been filed as an exhibit to the SEC Filings pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

(o) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is contemplated to occur, with respect to the Company or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws in its reports under Section 13(a) or 15(d) of the 1934 Act and which has not been publicly announced.

(p) Transfer Taxes. On the Closing Date, all share transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(q) Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information, including in respect of any information included in the Investor Presentation1. The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyers regarding the Company or any of its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Company is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed. The Company acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2 hereof.

(r) Acknowledgement Regarding Buyers’ Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding, but subject to compliance by the Buyers with applicable law, it is understood and acknowledged by the Company (i) that none of the Buyers have been asked by the Company or its Subsidiaries to agree, nor has any Buyer agreed with the Company or its Subsidiaries, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term, (ii) that past or future open market or other transactions by any Buyer, including, without limitation, short sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities, (iii) that any Buyer, and counter parties in “derivative” transactions to which any such Buyer is a party, directly or indirectly, presently may have a “short” position in the Common Shares, and (iv) that each Buyer shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that, subject to compliance by the Buyers with applicable law, (A) one or more Buyers may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding and (B) such hedging and/or trading activities (if any) could reduce the value of the existing shareholders’ equity interests in the Company at and after the time that the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(s) All of the outstanding shares, units, limited liability company interests, limited company interests or other equity ownership interests issued by each Subsidiary have been duly and validly authorized and issued, are fully paid and non-assessable (to the extent applicable under the laws of the relevant jurisdiction) and free of pre-emptive rights and were issued in full compliance with applicable securities law and any rights of third parties, and, except as otherwise set forth in the SEC Documents, are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances. Except as described on Schedule 3(s), no Person is entitled to pre-emptive or similar statutory or contractual rights with respect to any units, limited liability company interests, limited company interests, or other equity ownership interests of any Subsidiary. Except as described on Schedule 3(s), there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which any Subsidiary is or may be obligated to issue any securities of any kind and except as contemplated by this Agreement, no Subsidiary is currently in negotiations for the issuance of any units, interests, or other ownership interests of any kind. Except as described on Schedule 3(s), there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among any Subsidiary and the holders of any Subsidiaries’ shares or interests relating to the shares or interests held by them.

(t) There is no franchise, contract or other document of a character required to be described in the SEC Documents, or to be filed as an exhibit thereto, which is not described or filed as required (and the SEC Documents contain in all material respects the same description of the foregoing matters contained in the SEC Documents).

(u) The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds as described in this Agreement, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended.

(v) Except as disclosed in the SEC Documents, there are no persons with registration or other similar rights to have any equity or debt securities of the Company registered for sale under a registration statement, except for rights (i) contained in the Registration Rights Agreement or (ii) as have been duly waived.

(w) No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that could reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the SEC Documents (exclusive of any supplement thereto).

(x) Each of the Company and its Subsidiaries owns or leases all such properties as are necessary to the conduct of its operations as presently conducted.

(y) Neither the Company nor any Subsidiary is in violation or default of (i) any provision of its articles of association or organizational regulations, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such Subsidiary or any of its properties, as applicable, except, in the case of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect.

(z) PricewaterhouseCoopers SA, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included in the SEC Documents, are independent public accountants with respect to the Company within the meaning of the 1933 Act and the applicable published rules and regulations thereunder.

(aa) The financial statements included in the SEC Documents present fairly in all material respects the financial position of the Company and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with IFRS as issued by the IASB applied on a consistent basis throughout the periods covered thereby except as may be expressly stated in the related notes thereto or as otherwise disclosed therein, and, in the case of interim financial statements, subject to normal year-end audit adjustments and the exclusion of certain footnotes. All disclosures contained in the SEC Documents that constitute non-GAAP financial measures (as defined by the rules and regulations under the 1933 Act and the Exchange Act) comply with Regulation G under the Exchange Act and Item 10 of Regulation S-K under the 1933 Act, as applicable. To the Company’s knowledge, no person who has been suspended or barred from being associated with a registered public accounting firm, or who has failed to comply with any sanction pursuant to Rule 5300 promulgated by the Public Company Accounting Oversight Board (“PCAOB”), has participated in or otherwise aided the preparation of, or audited, the financial statements, supporting schedules or other financial data filed with the Commission as a part of the SEC Documents.

(bb) The Company believes it was not a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”), for its most recently completed taxable year and, based on the Company’s current projected income, assets and activities, the Company does not expect to be classified as a PFIC in the subsequent taxable year.

(cc) The Company and each of its Subsidiaries have filed all tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid by any of them and any other assessment, fine or penalty levied against any of them, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a Material Adverse Effect. Except for (i) tax deficiencies that the Company or its Subsidiaries are contesting in good faith and by appropriate proceedings or (ii) tax deficiencies that, individually or in the aggregate, would not cause a Material Adverse Effect, there is no tax deficiency which has been asserted against the Company or any of its Subsidiaries.

(dd) No labor dispute with the employees of the Company or any of its Subsidiaries exists involving strikes, slow-downs, work stoppages, job actions, disputes, lockouts, or other disruptions or, to the Company’s knowledge, is threatened or imminent, and the Company is not aware of any existing, threatened or imminent labor disturbance by the employees of any of its or its Subsidiaries’ principal suppliers, contractors or customers involving strikes, slow-downs, work stoppages, job actions, disputes, lockouts, or any petitions for election that could have a Material Adverse Effect.

(ee) The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company reasonably believes are adequate and customary in the businesses in which they are engaged; all policies of insurance insuring the Company or any of its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except to the extent any lapse of such policies, individually or in the aggregate, would not cause a Material Adverse Effect; the Company and its Subsidiaries are in compliance with the terms of such policies and instruments in all material respects except to the extent any non-compliance would not cause a Material Adverse Effect; and there are no claims by the Company or any of its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(ff) No Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital shares, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company, except as described in or contemplated by the SEC Documents (exclusive of any supplement thereto).

(gg) The Company and each of its Subsidiaries possess all licenses, certificates, permits, approvals, clearances, registrations, exemptions, consents and other authorizations issued by all applicable authorities necessary to conduct their respective businesses (“Permits”), and such Permits are valid and in full force and effect, except where the failure to possess or invalidity of such Permits, individually or in the aggregate, would not have a Material Adverse Effect. Neither the Company nor any such Subsidiary has received, or has any reason to believe that it will receive, any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such Permit which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

(hh) The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS as issued by the IASB and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the SEC Documents, the Company and its Subsidiaries are not aware of any past or present material weakness in their internal controls over financial reporting.

(ii) The Company and its Subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the 1934 Act) and, except as disclosed in the SEC Documents, such controls and procedures are effective.

(jj) The Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the 1934 Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(kk) The Company and its Subsidiaries are (i) in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) have not received notice of any actual or potential liability under any environmental law, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(ll) In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.

(mm) The Company is in compliance with all provisions of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder or implementing the provisions thereof (the “Sarbanes-Oxley Act”) that are in effect as of the date hereof and with which the Company is required to comply, and is actively taking steps to ensure that it will be in compliance with other provisions of the Sarbanes-Oxley Act not currently in effect, upon the effectiveness of such provisions.

(nn) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that could result in a violation or a sanction for violation by such persons of the Foreign Corrupt Practices Act of 1977 or the U.K. Bribery Act 2010, each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder; and the Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance therewith. No part of the proceeds of the offering will be used, directly or indirectly, in violation of the Foreign Corrupt Practices Act of 1977 or the U.K. Bribery Act 2010, each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder.

(oo) The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(pp) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries (i) is, or is controlled or 50% or more owned in the aggregate by or is acting on behalf of, one or more individuals or entities that are currently the subject of any sanctions administered or enforced by the United States (including any administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, a member state of the European Union (including sanctions administered or enforced by Her Majesty’s Treasury of the United Kingdom) or other relevant sanctions authority (collectively, “Sanctions” and such persons,

“Sanctioned Persons” and each such person, a “Sanctioned Person”), (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory (collectively, “Sanctioned Countries” and each, a “Sanctioned Country”), or (iii) will, directly or indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other individual or entity in any manner that would result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any individual or entity (including any individual or entity participating in the offering, whether as underwriter, advisor, investor or otherwise).

(qq) Neither the Company nor any of its Subsidiaries has engaged in any dealings or transactions with a Sanctioned Person, or with or in a Sanctioned Country or, to the knowledge of the Company, for the benefit of a Sanctioned Person, in the preceding 3 years, nor does the Company or any of its Subsidiaries have any plans to engage in dealings or transactions with a Sanctioned Person, or with or in a Sanctioned Country or, to the knowledge of the Company, for the benefit of a Sanctioned Person.

(rr) The Company and its Subsidiaries own, possess, or can acquire on reasonable terms sufficient rights to use, all trademarks, service marks, trade names (including all goodwill associated with the foregoing), patent rights, copyrights, domain names, licenses, approvals, trade secrets, inventions, technology, know-how and other intellectual property and similar rights, including registrations and applications for registration thereof (collectively, “Intellectual Property Rights”) used in, or necessary for the conduct of the business now conducted by the Company or its Subsidiaries. Except as disclosed in the SEC Documents, (i) there are no rights of third parties to any of the Intellectual Property Rights owned by the Company or its Subsidiaries, (ii) to the Company’s knowledge, there is no material infringement, misappropriation, breach, default or other violation, or the occurrence of any event that with notice or the passage of time would constitute any of the foregoing, by any third party of any of the Intellectual Property Rights of the Company or any of its Subsidiaries, (iii) to the Company’s knowledge, none of the Intellectual Property Rights used or held for use by the Company or any of its Subsidiaries in their businesses has been obtained or is being used or held for use by the Company or any of its Subsidiaries in violation of any contractual obligation binding on the Company or any of its Subsidiaries or in violation of any rights of any third party, or (iv) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Intellectual Property Rights the value of which to the Company or any Subsidiary is contingent upon maintaining the confidentiality thereof, (v) except as disclosed in the SEC Documents, the Company is not obligated to pay a material royalty, grant a license to, or provide other material consideration to any third party in connection with the Company Intellectual Property, and (vi) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by any third party challenging the validity or enforceability of any Intellectual Property Rights of the Company or any of its Subsidiaries, and the Company is unaware of any facts which would form a reasonable basis for any such claim. To the Company’s knowledge, (i) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim asserting that the Company or any of its Subsidiaries has materially infringed, misappropriated or otherwise violated the Intellectual Property Rights of any third party (ii) challenging the Company’s or any of its Subsidiaries’ rights in or to, or alleging the violation of any of the terms of, any of their Intellectual Property Rights.

(ss) All material patents and patent applications owned by the Company or its Subsidiaries have been duly and properly filed and each issued patent owned by, or to the knowledge of the Company, exclusively licensed to the Company is being diligently maintained; to the knowledge of the Company, the parties prosecuting such applications have complied in all material respects with their duty of candor and disclosure to the U.S. Patent and Trademark Office (the “USPTO”) or any comparable foreign regulatory authority in connection with such applications; and the Company is not aware of any facts required to be disclosed to the USPTO or any comparable foreign regulatory authority that were not disclosed to the USPTO or any comparable foreign regulatory authority and which would preclude the grant of a material patent in connection with any such application or would reasonably be expected to form the basis of a finding of invalidity with respect to any material patents that have been issued with respect to such applications.

(tt) Except as described in the SEC Documents, the Company and its Subsidiaries: (i) have operated and currently operate their respective businesses in compliance in all material respects with applicable provisions of the Health Care Laws (as defined below) of the United States Food and Drug Administration (“FDA”) and any comparable foreign regulatory authority to which they are subject (collectively, the “Applicable Regulatory Authorities”) applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, storage, import, export or disposal of any of the Company’s or its Subsidiaries’ product candidates or any product manufactured or distributed by the Company and its Subsidiaries; (ii) have not received any FDA Form 483, written notice of adverse finding, warning letter, untitled letter or other correspondence or written notice from any court or arbitrator or governmental or regulatory authority alleging or asserting non-compliance with (A) any Health Care Laws or (B) or any material licenses, certificates, approvals, clearances, exemptions, authorizations, permits and supplements or amendments thereto required by any such Health Care Laws (“Regulatory Authorizations”); (iii) possesses all Regulatory Authorizations and such Regulatory Authorizations are valid and in full force and effect and the Company is not in violation, in any material respect, of any term of any such Regulatory Authorizations; (iv) has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from the Applicable Regulatory Authorities or any other third party alleging that any product operation or activity is in material violation of any Health Care Laws or Regulatory Authorizations and has no knowledge that the Applicable Regulatory Authorities or any other third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; and (v) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws or Regulatory Authorizations. The term “Health Care Laws” means (i) Medicare (Title XVIII of the Social Security Act); (ii) Medicaid (Title XIX of the Social Security Act); (iii) all applicable federal, state, local and all applicable foreign health care related fraud and abuse laws, including the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b), the U.S. Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h); the U.S. civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Act (42 U.S.C. § 1320a-7b(a), any criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286 and 287 and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. §§ 1320d et seq.), the civil monetary penalties law (42 U.S.C. § 1320a-7a), the exclusion laws (42 U.S.C. § 1320a-7), HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.), (iv) the Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder; and (v) any and all other applicable health care laws and regulations.

(uu) Except as disclosed in the SEC Documents, to the Company’s knowledge, the manufacturing facilities and operations of its suppliers are operated in compliance in all material respects with all applicable statutes, rules, regulations and policies of the Applicable Regulatory Authorities.

(vv) None of the Company’s or its Subsidiaries’ product candidates have received marketing approval from any Applicable Regulatory Authority. All clinical and pre-clinical studies and trials conducted by or on behalf of or sponsored by the Company or its Subsidiaries, or in which the Company or its Subsidiaries have participated, with respect to the Company’s or its Subsidiaries’ product candidates, including any such studies and trials that are described in the SEC Documents, or the results of which are referred to in the SEC Documents (collectively, “Company Trials”), were, and if still pending are being conducted in all material respects in accordance with all applicable Health Care Laws of the Applicable Regulatory Authorities and current good clinical practices and good laboratory practices, standard medical and scientific research procedures and any applicable rules, regulations and policies of the jurisdiction in which such trials and studies are being conducted; the descriptions in the SEC Documents of the results of any Company Trials are accurate and complete descriptions in all material respects and fairly present the data derived therefrom; the Company has no knowledge of any other studies or trials not described in the SEC Documents, the results of which are inconsistent with or call into question the results described or referred to in the SEC Documents; the Company and each of its Subsidiaries have operated at all times and are currently in compliance in all material respects with all applicable Health Care Laws of the Applicable Regulatory Authorities; neither the Company nor any of its Subsidiaries have received, nor does the Company have knowledge after due inquiry that any of its or its Subsidiaries’ collaboration partners have received any written notices, correspondence or other communications from the Applicable Regulatory Authorities or any other Governmental Entity requiring or threatening the termination, material modification or suspension of Company Trials, other than ordinary course communications with respect to modifications in connection with the design and implementation of such studies or trials, and, to the Company’s knowledge, there are no reasonable grounds for the same. The Company Trials have been designed to ensure that informed consent from each human subject participating in the Company Trials is obtained. In using or disclosing patient information received by the Company or a Subsidiary in connection with a Company Trial, the Company or such Subsidiary has complied in all material respects, to the extent applicable, with all applicable laws and regulatory rules or requirements, including, without limitation, HIPAA and the rules and regulations thereunder. To the Company’s knowledge, none of the Company Trials involved any investigator who has been disqualified as a clinical investigator or has been found by the FDA to have engaged in scientific misconduct.

(ww) Litigation. Except as disclosed in the SEC Documents, there are no pending actions, suits or proceedings (including any inquiries made to the Company or, to the Company’s knowledge, investigations by any court or governmental agency or body, domestic or foreign) against or affecting the Company, any of its Subsidiaries or any of their respective properties that, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement, or which are otherwise material in the context of the sale of the Securities; and no such actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) to the Company’s knowledge, are threatened or contemplated.

(xx) No Overindebtedness. Neither the Company nor its Swiss subsidiaries are overindebted, or suffering from capital loss within the meaning of article 725 of the Swiss Code of Obligations.

4. COVENANTS.

(a) Best Efforts. Each party shall use its best efforts to timely satisfy each of the covenants and conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

(b) Blue Sky. The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or “blue sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “blue sky” laws of the states of the United States following the Closing Date.

(c) Reporting Status; Public Information. Until no Buyer owns any Securities, the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act would otherwise permit such termination. At any time if the Registration Statement (as that term is defined in the Registration Rights Agreement) is not available that registers all of the Registrable Securities (as that term is defined in the Registration Rights Agreement) (provided that, if a Registration Statement is available that registers a portion of the Registrable Securities, the liquidated damages hereunder shall be reduced by a portion equal to the portion of the Registrable Securities that are registered on the Registration Statement) during the period commencing from the six (6) month anniversary of the date hereof and ending at such time that all of the Securities may be sold by non-affiliates (x) without the requirement for the Company to be in compliance with Rule 144(c)(1) and (y) otherwise without restriction or limitation pursuant to Rule 144, if the Company shall fail for any reason to satisfy the current public information requirement under Rule 144(c) (a “Public Information Failure”) then, in addition to such Buyer’s other available remedies, the Company shall pay to a Buyer, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Securities, an amount in cash equal to one percent (1.0%) of the aggregate Subscription Amount of such Buyer’s Securities on the day of a Public Information Failure and on every thirtieth (30th) day (pro rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Buyers to transfer the Common Shares and Warrant Shares purchased hereunder pursuant to Rule 144, subject in each case to the limitations contemplated in Section 9(k) of this Agreement. The payments to which a Buyer shall be entitled pursuant to the immediately preceding sentence are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full, subject to the limitations contemplated in Section 9(k) of this Agreement. Nothing herein shall limit such Buyer’s right to pursue actual damages for the Public Information Failure, and such Buyer shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

(d) Use of Proceeds. The Company will use the proceeds from the sale of the Securities for general corporate purposes, and not for (i) the repayment of any outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its or its Subsidiaries’ equity securities.

(e) Financial Information. The Company agrees to send the following to each Investor (as defined in the Registration Rights Agreement) during the Effectiveness Period (as defined in the Registration Rights Agreement), to the email address of the Investor indicated on the Schedule of Buyers, unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, (i) within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 20-F and Reports of Foreign Private Issuer on Form 6-K, any interim reports or any consolidated balance sheets, income statements, shareholders’ equity statements and/or cash flow statements for any period other than annual, any Reports of Foreign Private Issuer on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein, “Business Day” means any day other than Saturday, Sunday, Federal holiday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(f) Listing. The Company shall promptly secure and maintain the listing on the Principal Market of all of the Registrable Securities (as defined in the Registration Rights Agreement) pursuant to the terms set forth in the Registration Rights Agreement. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

(g) Fees. The Company shall be responsible for the payment of any Agents’ fees and financial advisory fees (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, (i) any fees or commissions payable to the Agents and (ii) the reasonable and documented legal fees of the Agents (including the fees and expenses of counsel to the Agents, Latham & Watkins LLP) up to a maximum of $135,000. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers. Notwithstanding the foregoing, the Company shall reimburse the reasonable and documented fees and disbursements of (i) O’Melveny & Myers LLP, in an amount not to exceed $50,000 in the aggregate, and (ii) McDermott Will & Emery LLP, in an amount not to exceed $10,000 in the aggregate.

(h) Disclosure of Transactions and Other Material Information. By 5:30 p.m., New York City time, on the date of this Agreement, the Company shall issue a press release; provided, that, if this Agreement is entered into after 5:30 p.m., the Company shall issue a press release by 9:00 a.m. New York City time on the date following the date of this Agreement. By 5:30 p.m., New York City time, on the date following the date of this Agreement, the Company shall make commercially reasonable efforts to file a Report of Foreign Private Issuer on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the Investor Presentation as an exhibit to such filing (including such exhibit, the “Securities Filing”). From and after the filing of the Securities Filing with the SEC, no Buyer shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents, that is not disclosed in the Securities Filing. In addition, effective upon the issuance of the Securities Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors or employees and the Placement Agents, on the one hand, and any of the Buyers, on the other hand, shall terminate. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the Securities Filing with the SEC without the express written consent of such Buyer. If a Buyer has, or believes it has, received any such material, nonpublic information regarding the Company or any of its Subsidiaries, it shall provide the Company with written notice thereof. Neither the Company, its Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby, other than a subsequent Report of Foreign Private Issuer on Form 6-K filed on the date of this Agreement that includes as exhibits the material Transaction Documents (including, without limitation, this Agreement, the Registration Rights Agreement and the form of Warrant); provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the Securities Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations. Without the prior written consent of any applicable Buyer, neither the Company nor any of its Subsidiaries or affiliates shall disclose the name of such Buyer in any filing, announcement, release or otherwise other than in connection with the registration statement contemplated by the Registration Rights Agreement, unless such disclosure is required by law, regulation or the Principal Market. To the extent that the Company delivers any material, non-public information regarding the Company to a Buyer without such Buyer’s consent, absent an agreement as to confidentiality with respect to such information, the Company hereby covenants and agrees that such Buyer shall not have any duty of confidentiality to Company, any of its Subsidiaries, or any of their respective officers, directors, agents or employees, or a duty to the Company, and of its Subsidiaries or any of their respective officers, directors, agents or employees not to trade on the basis of, such material, non-public information, provided that the Buyer shall remain subject to applicable law. The Company understands and confirms that each Buyer shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

(i) Lock-up. The Company will not offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the 1934 Act, any other Common Shares or any securities convertible into, or exercisable, or exchangeable for, Common Shares; or publicly announce an intention to effect any such transaction, for a period commencing on the date of this Agreement and continuing through and including the 30th day following the date the registration statement, as contemplated pursuant to the Registration Rights Agreement, has been declared effective by the SEC, provided, however, that the Company may (i) issue and sell Common Shares pursuant to this Agreement, (ii) grant employee stock options or other securities, or issue and sell Common Shares pursuant to any employee option plan, equity ownership plan or dividend reinvestment plan of the Company in effect at the date of this Agreement and described in the SEC Documents, (iii) issue Common Shares issuable upon the conversion of securities or the exercise of warrants outstanding at the date of this Agreement and described in the SEC Documents; provided, that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with the terms of such securities at the date of this Agreement) or to extend the term of such securities, (iv) file a registration statement on Form S-8 relating to Common Shares granted pursuant to or reserved for issuance under any employee option plan, equity ownership plan or dividend reinvestment plan of the Company in effect at the date of this Agreement and described in the SEC Documents, (v) file a registration statement relating to Common Shares the Company is required to register under its registration rights agreements in effect at the date of this Agreement and described in the SEC Documents and under the Registration Rights Agreement, and (vi) enter into an agreement providing for the sale or issuance by the Company of, and sell and issue, Common Shares or any securities exercisable or exchangeable for, or convertible into, a number of Common Shares, in the aggregate amount of not more than 10% of the issued and outstanding Common Shares immediately following the date of this Agreement on a fully-diluted basis, pursuant to one or more strategic collaborations, licensing transactions or business, product or technology acquisitions (in any event excluding transactions principally of a financing nature); provided, however, that any such issuance under clause (vi) above shall be conditioned upon the securities being issued as “restricted securities” (as defined in Rule 144) and execution by each recipient of such Common Shares of a letter substantially in the form of the Lock-up Agreement; and provided further that no issuance or transaction under clause (ii) or (vi) shall be pursuant to any Variable Rate Transaction (as defined below). The term “Variable Rate Transaction” shall mean a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Common Shares either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares or (ii) enters into any agreement, including, but not limited to, an equity line of credit or “at-the-market” transaction, whereby the Company may sell securities at a future determined price. For the avoidance of doubt, the issuance of a security which is subject to customary anti-dilution protections, including where the conversion, exercise or exchange price is subject to adjustment as a result of share splits, reverse share splits and other similar recapitalization or reclassification events, shall not be deemed to be a “Variable Rate Transaction.”

(j) Subsequent Equity Sales. The Company shall not, and shall use its commercially reasonable efforts to ensure that no affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the 1933 Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the 1933 Act of the sale of the Securities to the Buyers, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any trading market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

(k) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

(a) Transfer Agent Instructions. The Company represents and warrants that no instruction, other than stop transfer instructions to give effect to Section 2(h) hereof, will be given by the Company to its transfer agent with respect to the Securities, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents and under applicable law. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(h), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts of such transfer agent in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Securities sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend.

(b) Breach. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5, that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

6. CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the Common Shares and the related Warrants to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(a) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

(b) Such Buyer shall have executed and delivered to the Company an Investor Questionnaire, in the form attached hereto as Exhibit D, pursuant to which each such Buyer shall provide information necessary to confirm each such Buyer’s status as an “accredited investor” (as such term is defined in Rule 501 promulgated under the 1933 Act) and to enable the Company to comply with the Registration Rights Agreement.

(c) Such Buyer shall have executed and delivered to the Company an original and apostilled Subscription Form, in the form attached hereto as Exhibit E, together with an original and apostilled Secretary Certificate certifying the authority of the party executing the Subscription Form and an apostilled certificate of good standing of the Buyer as of a recent date.

(d) Such Buyer shall have delivered to the Company the Purchase Price for the Common Shares and the related Warrants being purchased by such Buyer and each other Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

(e) The representations and warranties of such Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

(f) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

(g) The Buyer shall have delivered such documents as may be reasonably requested by the Transfer Agent in connection with the registration of the Common Shares in the share register of the Company maintained by the Transfer Agent.

7. CONDITIONS TO EACH BUYER’S OBLIGATION TO PURCHASE.

The obligation of each Buyer hereunder to purchase the Common Shares and the related Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(a) The Company shall have duly executed and delivered to such Buyer each of the Transaction Documents.

(b) Such Buyer shall have received an opinion of Cooley LLP, U.S. counsel for the Company, and an opinion of Lenz & Staehelin, Swiss counsel for the Company, in forms reasonably satisfactory to the Buyers, dated as of the Closing Date.

(c) The Common Shares (i) shall be listed on the Principal Market and (ii) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

(d) The Company shall have delivered to such Buyer (i) a copy of the resolution adopted by the Company’s board of directors in connection with the issuance of the Securities and (ii) a certificate, executed by an Officer of the Company and dated as of the Closing Date certifying the matters set forth in Sections 7(e) and 7(f).

(e) The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date.

(f) Subject to the registration of the Securities to be issued under this Agreement having been validly registered in the Commercial Registry of the Swiss canton of Geneva, the Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities. No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

8. TERMINATION.

In the event that (i) the Closing shall not have occurred with respect to a Buyer on or before four (4) Business Days from the date hereof due to the Company’s or such Buyer’s failure to satisfy the conditions set forth in Sections 6 and 7 above or (ii) the Company has not delivered the number of Common Shares purchased by such Buyers within fifteen (15) Business Days of the Closing Date as a result of a failure of the Commercial Registry of the Swiss canton of Geneva to register such Common Shares within that period, the nonbreaching party or, under the circumstances contemplated under (ii), any party shall have the option to terminate this Agreement at the close of business on such date without liability of any party to any other party.

In the event of a termination of this Agreement by one Buyer pursuant to this Section 8, the Company shall have the right to terminate this Agreement with respect to all Buyers.

If this Agreement is terminated pursuant to this Section 8 after the Closing Date, the Company shall promptly return to each Buyer the amount of the Purchase Price that such Buyer had transferred to the Company pursuant to Section 1(b), without any interest, by wire transfer of immediately available funds pursuant to the wire instructions provided to the Company by each of the Buyers.

9. MISCELLANEOUS.

(a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan and each of their respective appellate courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any party hereto shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 9(k), the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

(c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e) Entire Agreement; Amendments. This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the holders of Securities representing at least a majority of the amount of the Securities, or, if prior to the Closing Date, the Buyers listed on the Schedule of Buyers as being obligated to purchase at least a majority of the amount of the Securities. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Common Shares or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a modification of any provision of any Transaction Document unless the same consideration is also offered to all of the parties to the Transaction Documents.

(f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally, (ii) when sent, if sent by email (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient, or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

ObsEva SA

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

Email: ernest.loumaye@obseva.ch

Attention: CEO

with a copy (for informational purposes only) to:

Cooley LLP

The Grace Building

1114 Avenue of the Americas, 46th Floor

New York, NY 10036-7798

Email: dgupta@cooley.com

Facsimile: 1 212 479 6275

Attention: Divakar Gupta

If to the Transfer Agent:

Felix Orihuela

Relationship Manager

American Stock Transfer & Trust Company, LLC

Via Email: forihuela@astfinancial.com

If to a Buyer, to its physical or electronic address set forth on the Schedule of Buyers, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers.

With a copy (for informational purposes only) to:

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Facsimile: (646) 619-4437

Attention: General Counsel

And

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Attention: Equity Capital Markets

And

BMO Capital Markets Corp.

3 Times Square

New York, NY 10036

And

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Email: bcovotta@omm.com

Facsimile: 1 650 473 2601

Attention: Brian Covotta

or to such other physical or electronic address or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s email containing the time, date and recipient email address of such transmission, or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by email or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains material nonpublic information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the SEC pursuant to a Report of Foreign Private Issuer on Form 6-K.

(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate number of Registrable Securities issued and issuable hereunder (other than by merger). A Buyer may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights; provided that such assignee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Buyers.”

(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that each Indemnitee shall have the right to enforce the obligations of the Company with respect to Section 9(k) below.

(i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3, and the agreements and covenants set forth in Sections 4, 8 and 9 shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

(j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) Indemnification. In consideration of each Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any certificate delivered by the Company hereunder, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any certificate delivered by the Company hereunder or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents or any certificate delivered by the Company hereunder, except, in each case, with respect to any Indemnified Liabilities that resulted from any Indemnitee’s gross negligence, willful misconduct or fraud or to the extent that a loss, claim, damage or liability is attributable to any Buyer’s breach of any of the representations, warranties, covenants or agreements made by such Buyer in this Agreement or in the other Transaction Documents and provided, that the Indemnified Liability shall in any event not exceed in the aggregate amount of distributable reserves of the Company within the meaning of Article 675 of the Swiss Code of Obligations. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 9(k) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

(l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m) Remedies. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

(n) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights

(o) Payment Set Aside. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(p) Independent Nature of Buyers’ Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and the Company acknowledges that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Company acknowledges and each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

(q) Reliance by the Agents. The parties agree and acknowledge that the Agents may rely on the representations, warranties, agreements and covenants of the Company contained in this Agreement and may rely on the representations and warranties of the respective Buyers contained in this Agreement as if such representations, warranties, agreements, and covenants, as applicable, were made directly to the Agents. The parties further agreement that the Agents may rely on or, if the Agents so request, be specifically named as an addressee of, the legal opinions to be delivered pursuant to Section 6(b) of this Agreement.

(r) Exculpation of Agents. Each party hereto agrees for the express benefit of the Agents, their respective affiliates and their respective representatives that:

(i) Neither Agents nor any of their affiliates or any of their representatives (A) have any duties or obligations other than those specifically set forth herein or in the Engagement Letter, (B) make any representation or warranty, or have any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement or the Transaction Documents or in connection with any of the transactions contemplated hereby, or (C) shall be liable (I) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Agreement or any Transaction Document or (II) for anything which any of them may do or refrain from doing in connection with this Agreement or any Transaction Document, except for such party’s own fraud, gross negligence, willful misconduct or bad faith.

(ii) Each of the Agents, their respective affiliates and their respective representatives shall be entitled to rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company.

(s) Attorneys’ Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

(t) Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

(u) Exculpation among Buyers. Each Buyer acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. Each Buyer agrees that neither any Buyer nor the respective controlling Persons, officers, directors, partners, agents or employees of any Buyer shall be liable to any other Buyer for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

[Signature Page Follows]

IN WITNESS WHEREOF, each Buyer and the Company have caused its respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:

OBSEVA SA

By:	/s/ Ernest Loumaye
Name:	Ernest Loumaye
Title:	Chief Executive Officer

By:	/s/ Timothy Adams
Name:	Timothy Adams
Title:	Chief Financial Officer

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

New Enterprise Associates 15, L.P.

By:	/s/ Louis S. Citron
Name:	Louis S. Citron
Title:	Chief Legal Officer

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

Sofinnova Venture Partners VIII, L.P.

By:	Sofinnova Management VIII, L.L.C.
its General Partner

By:	/s/ James I. Healy
James I. Healy, Managing Member

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

AISLING CAPITAL IV, LP

By:	/s/ Robert Wenzel
Name:	Robert Wenzel
Title:	Chief Financial Officer

Aisling Capital IV, L.P. 888 Seventh Avenue, 12th Floor
New York, NY 10106
Attn: Drew Schiff
Fax: 212 651 6379 and

Aisling Capital IV, L.P. 888 Seventh Avenue, 12th Floor
New York, NY 10106
Attn: Chief Financial Officer
Fax: 212 651 6379

With a required copy to:

McDermott Will & Emery LLP 340 Madison Avenue
New York, NY 10173-1922
Attn: Todd Finger
Fax: 212 547 5444

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

Omega Fund V, LP
By: Omega Fund V GP, L.P., it General Partner
By: Omega Fund V GP Manager, Ltd., it General Partner

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Director

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

First Health, L.P.

By:	/s/ Neal K. Stearns
Name:	Neal K. Stearns
Title:	Vice President

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS

First Health, Associates, L.P.

By:	/s/ Neal K. Stearns
Name:	Neal K. Stearns
Title:	Vice President

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

First BioMed, L.P.

By:	/s/ Neal K. Stearns
Name:	Neal K. Stearns
Title:	Managing Member

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

First Health Limited

By:	/s/ Neal K. Stearns
Name:	Neal K. Stearns
Title:	Director

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

First BioMed Portfolio, L.P.

By:	/s/ Neal K. Stearns
Name:	Neal K. Stearns
Title:	Managing Member

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

Ghost Tree Capital, LLC is the registered investment manager with full trading authority for the following accounts:

Ghost Tree Master Fund, LP

Blue Rock Liquid Alpha Fund, LP

NR1 Segregated Portfolio, North Rock, SPC

NR2 Segregated Portfolio, North Rock, SPC

Schonfcld Fundamental Equity Fund LLC

Whitney Capital Series Fund LLC

By:	/s/ David Kim
Name:	David Kim
Title:	Authorized Signatory for Trading Authority

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

NEW LEAF BIOPHARMA OPPORTUNITIES I, L.P.

By:	New Leaf BPO Associates I, L.P.
Its:	General Partner

By:	New Leaf Venture Management I, L.L.C.
Its:	General Partner

By:	/s/ Craig L. Slutzkin
Name: Craig L. Slutzkin
Title: Chief Financial Officer

Notary Public:

State of New York:	}
} ss.
County of New York:	}

On the 9th day of October in the year 2017 before me, the undersigned notary public, personally appeared Craig L. Slutzkin, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Stephanie Baskerville
Signature of Notary

Stamp of Notary STEPHANIE BASKERVILLE Notary Public, State of New York No. 01BA6071596 Qualified in New York County Commission Expires March 18, 2018

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

VENROCK HEALTHCARE CAPITAL PARTNERS II, L.P.
By:	VHCP Management II, LLC
Its:	General Partner

VHCP CO-INVESTMENT HOLDINGS II, LLC
By:	VHCP Management II, LLC
Its:	Manager

By:	/s/ David L. Stepp
Name: David L. Stepp
Title: Authorized Signatory

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

Sphera Global Healthcare Master Fund

By:	/s/ Hani Lerman /s/ Israel Mor
Name:	Hani Lerman/Israel Mor
Title:	Director/Authorized Signer

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

HFR HE Sphera Global Healthcare Master Fund

By:	/s/ Hani Lerman /s/ Israel Mor
Name:	Hani Lerman/Israel Mor
Title:	Director and Authorized Signer of the Investment Manager

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

DAFNA Lifescience Select LP

By:	/s/ Fariba Ghodsian
Name:	Fariba Ghodsian
Title:	C.I.O.

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

DAFNA Lifescience LP

By:	/s/ Fariba Ghodsian
Name:	Fariba Ghodsian
Title:	C.I.O.

SCHEDULE OF BUYERS

Buyer	# of Common Shares	# of Warrants	Aggregate Purchase Price (including purchase price for the Common Shares and for the exercise of the Warrants)
New Enterprise Associates 15, L.P.	856,771	393,229	$10,000,000
Sofinnova Venture Partners VIII, L.P.	685,417	314,583	$8,000,000
Aisling Capital IV, LP	685,417	314,583	$8,000,000
Omega Fund V, LP	685,417	314,583	$8,000,000
First Health, L.P.	229,417	105,283	$2,677,600
First Health Associates, L.P.	38,200	17,500	$445,600
First Health Limited	84,000	38,600	$980,800
First Biomed, L.P.	248,100	113,900	$2,896,000
First BioMed Portfolio, L.P.	85,700	39,300	$1,000,000
Ghost Tree Master Fund, LP	66,124	30,349	$771,784
Blue Rock Liquid Alpha Fund, LP	22,954	10,535	$267,912
NR1 Segregated Portfolio, North Rock, SPC	75,142	34,488	$877,040
NR2 Segregated Portfolio, North Rock, SPC	153,205	70,316	$1,788,168
Schonfeld Fundamental Equity Fund LLC	33,290	15,279	$388,552
Whitney Capital Series Fund LLC	77,670	35,648	$906,544
New Leaf Biopharma Opportunities I, L.P.	428,385	196,615	$5,000,000
Venrock Healthcare Capital Partners II, L.P.	286,524	131,505	$3,344,232
VHCP Co-Investment Holdings II, LLC	116,158	53,313	$1,355,768
Sphera Global Healthcare Master Fund	190,717	87,533	$2,226,000
HFR HE Sphera Global Healthcare Master Fund	6,340	2,910	$74,000
DAFNA Lifescience Select LP	35,127	15,873	$408,000
DAFNA Lifescience LP	50,550	23,450	$592,000
TOTAL	5,140,625	2,359,375	$60,000,000

EXHIBIT A

Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), is made as of October 9, 2017 among ObsEva SA, a société anonyme organized under the laws of Switzerland (the “Company”), and the investors named on the signature pages hereto (individually, an “Investor” and collectively, the “Investors”). Certain capitalized terms used herein and not otherwise defined have the meaning given to them in Section 10(a) hereof.

W I T N E S S E T H:

WHEREAS, in connection with the Securities Purchase Agreement by and among the parties hereto of even date herewith (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to each Investor on the Closing Date, (i) common shares (the “Shares”) of the Company, par value CHF 1/13 per share (the “Common Shares”) and (ii) warrants (the “Warrants”), which will be immediately exercisable to purchase Common Shares (as exercised, collectively, the “Warrant Shares”); and

WHEREAS, the Investors have requested, and the Company has agreed to provide, certain rights with respect to the registration of the Shares and Warrant Shares for the Investors, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

Section 1. Re-Sale Registration Statement

(a) Promptly following the Closing Date but in any event on or prior to the Filing Deadline, the Company shall prepare and file with the SEC a registration statement under the Securities Act covering the resale of the Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415 or, if Rule 415 is not available for offers and sales of the Registrable Securities, by such other means of distribution of Registrable Securities as the Holders may reasonably specify, in respect of which the Company may use a Form F-3 registration statement (or any successor registration statement available for such resale that permits incorporation by reference at least to the same extent as such form) (“Form F-3”) or, if Form F-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities (the “Registration Statement”). The Registration Statement shall not include any Common Shares or other securities for the account of any other holder without the prior written consent of the Required Investors (as defined below), except for Common Shares the Company is required to register under its registration rights agreements in effect at the date hereof, if any. The Registration Statement shall contain (except if otherwise required pursuant to written comments received from the SEC upon a review of such Registration Statement) a “Plan of Distribution” section in substantially the form attached hereto as Exhibit A and a “Selling Shareholders” section in substantially the form attached hereto as Exhibit B; provided, however, that no Holder shall be named as an “underwriter” in the Registration Statement without such Holder’s prior written consent, except that a Holder may be named as a “statutory underwriter” if such Holder is, or is affiliated with, a broker dealer and states such fact in its Selling Shareholder Questionnaire.

(b) Notwithstanding the registration obligations set forth in this Section 1, but subject to the payment of liquidated damages pursuant to Section 2(k) herein, in the event the SEC requires any Investor to be named as an “underwriter,” or informs the Company that all of the Registrable Securities registered pursuant to a Registration Statement are not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 or cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its best efforts to file amendments to the Registration Statement as required by the SEC and/or (ii) withdraw the Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the SEC, on Form F-3 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its best efforts to advocate with the SEC for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, the Manual of Publicly Available Telephone Interpretations D.29, and permitting the Holders to review and provide reasonable input on such responses to the SEC. In the event the Company amends the Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its best efforts to file with the SEC, as promptly as allowed by the SEC or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form F-3 or such other form available to register for resale the Cut-Back Shares (as defined below). In no event, however, shall the Company agree to name any Investor as an “underwriter” in any such amended Registration Statement or New Registration Statement. If the SEC or the application of Rule 415 sets forth a limitation on the number of Registrable Securities permitted to be registered on a Registration Statement, unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced as follows: (i) first, the Company shall reduce or eliminate any securities to be included on the Registration Statement other than the Registrable Securities; (ii) second, the Company shall reduce Registrable Securities represented by Warrant Shares (applied, in the case that some Warrant Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Warrant Shares held by such Holders); and (iii) third, the Company shall reduce Registrable Securities represented by Shares (applied, in the case that some Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Shares held by such Holders). In the event of a cutback hereunder, the Company shall give the Holder at least five Business Days prior written notice along with the calculations as to such Holder’s allotment.

(c) The Company shall use its reasonable best efforts to have the Registration Statement declared effective as soon as reasonably practicable after its filing and in any event no later than the Effectiveness Deadline (as defined below), and shall use its reasonable best efforts to keep the Registration Statement effective under the Securities Act until the date as of which there are no longer any Registrable Securities (the “Effectiveness Period”). The Company shall promptly notify the Holders of the effectiveness of the Registration Statement and shall promptly, and in no event later than the second Business Day after the Company receives notice of the effectiveness of the Registration Statement, file a final prospectus with the SEC, as required by Rule 424(b).

(d) Promptly following the date upon which the Company becomes eligible to use a registration statement on Form F-3 (the “Qualification Date”), but in no event more than thirty (30) days after the Qualification Date, the Company shall file a registration statement on Form F-3 covering the Registrable Securities , provided, that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a registration statement on Form F-3 covering the Registrable Securities has been declared effective by the SEC.

(e) In the event that the Registration Statement ceases to be effective for any reason at any time (other than because all Registrable Securities registered thereunder shall have been sold pursuant thereto or shall have otherwise ceased to be Registrable Securities), the Company shall use its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof or file a subsequent Registration Statement covering all of the securities that, as of the date of such filing or designation, are Registrable Securities. If such a subsequent Registration Statement is filed (and is not already effective), the Company shall use its reasonable best efforts to cause the subsequent Registration Statement to become effective as promptly as practicable after such filing and to keep such subsequent Registration Statement continuously effective under the Securities Act for the Effectiveness Period.

(f) If a Registration Statement is then effective, subject to Section 3, a Holder may sell Registrable Securities available for sale by it pursuant to such Registration Statement, and the Company shall pay all Registration Expenses in connection therewith (other than discounts and commissions payable in connection with the sale of such Holder’s securities thereunder).

Section 2. Registration Procedures. In connection with any registration contemplated hereunder, the Company shall as expeditiously as possible:

(a) Use its reasonable best efforts to prepare and file with the SEC a Registration Statement on the appropriate form and use its reasonable best efforts to cause the registration to become effective as soon as reasonably practicable after its filing and in any event no later than the Effectiveness Deadline. At least five (5) Business Days before filing a Registration Statement pursuant to Section 1 hereof, the Company will furnish to each Investor, if requested, a copy of a draft of the Selling Shareholder and Plan of Distribution sections (with respect to the Plan of Distribution section, only to the extent there have been any material changes to the form thereof attached hereto as Exhibit A) for review and approval, in each case which approval shall not be unreasonably withheld or delayed, and any objections to such draft Registration Statement must be lodged within two (2) Business Days of such Investor’s receipt thereof. Each Holder agrees to furnish to the Company a completed questionnaire in the form attached hereto as Exhibit C (a “Selling Shareholder Questionnaire”) on a date that is not less than two (2) Business Days prior to the Filing Date or by the end of the fourth (4th) Business Day following the date on which such Holder receives draft materials in accordance with this Section 2(a);

(b) Notify immediately each Holder of any stop order threatened or issued by the SEC and take all actions reasonably required to prevent the entry of a stop order or if entered to have it rescinded or otherwise removed;

(c) Use its reasonable best efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement necessary to keep the Registration Statement effective under the Securities Act for the Effectiveness Period and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the Registration Statement during each period in accordance with the Holders’ intended methods of disposition as set forth in the Registration Statement;

(d) Furnish to each Holder a sufficient number of copies of the Registration Statement and such other documents as such Holder may reasonably request to facilitate the disposition of its Registrable Securities; provided, that the Company shall have no obligation to provide any document pursuant to this clause that is available on the EDGAR system;

(e) Use its reasonable best efforts to register or qualify the Registrable Securities subject to registration under securities or blue sky laws of jurisdictions in the United States of America as any Holder requests and will do any and all other acts and things that may be necessary or advisable to enable such Holder to consummate the disposition of its Registrable Securities; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(f) Use its reasonable best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by those governmental agencies or authorities necessary to enable each Holder to consummate the disposition of its Registrable Securities;

(g) Notify each Holder, at any time when a prospectus is required to be delivered under the Securities Act, of any event as a result of which the prospectus or any document incorporated therein by reference contains an untrue statement of a material fact or omits to state any material fact necessary to make the statements therein not misleading, and will prepare a supplement or amendment to the prospectus or any such document incorporated therein by reference so that thereafter the prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

(h) Use its reasonable best efforts to cause all Registrable Securities to be listed on the same securities exchange, with the same CUSIP, and with the same transfer agent, as similar securities issued by the Company are then listed;

(i) Promptly make available for inspection by the selling Holders and any attorney or accountant or other agent retained by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith. Notwithstanding the foregoing, the Company shall not disclose material nonpublic information to the Holders, or to advisors to or representatives of the Holders, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Holders, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and any Holder wishing to obtain such information enters into an appropriate confidentiality agreement with the Company with respect thereto; and

(j) Notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed.

(k) If (i) a Registration Statement covering all of the Registrable Securities required to be filed by the Company pursuant to this Agreement is (A) not filed with the SEC on or before the Filing Deadline (a “Filing Failure”) or (B) not declared effective by the SEC on or before the Effectiveness Deadline (an “Effectiveness Failure”); or (ii) on any day after the Effective Date sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made (other than (x) during a Suspension Period (as defined in Section 3(a)) or (y) if the Registration Statement is on Form F-1, for a period of 15 days following the date on which the Company files a post-effective amendment to incorporate the Company’s Annual Report on Form 20-F) pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, failure to disclose such information as is necessary for sales to be made pursuant to such Registration Statement or failure to register a sufficient number of Common Shares) (a “Maintenance Failure”) then, in satisfaction of the damages to any Holder by reason of any such delay in or reduction of its ability to sell the underlying Common Shares (which remedy shall not be exclusive of any other remedies available to any Holder at law or in equity), the Company shall pay to each such Holder relating to such Registration Statement an amount in cash, as liquidated damages and not as a penalty, equal to one percent (1.0%) of the aggregate Purchase Price (as such term is defined in the Securities Purchase Agreement) of such Holder’s Registrable Securities included in such Registration Statement on each of the following dates: (i) the day of a Filing Failure and on every thirtieth day (pro rated for shorter periods) thereafter until the earlier of (x) the date on which such Filing Failure is cured and (y) the date on which the Registrable

Securities cease to be Registrable Securities under this Agreement; (ii) the day of an Effectiveness Failure and on every thirtieth day (pro rated for shorter periods) thereafter until the earlier of (x) the date on which such Effectiveness Failure is cured and (y) the date on which the Registrable Securities cease to be Registrable Securities under this Agreement; and (iii) the initial day of a Maintenance Failure and on every thirtieth day (pro rated for shorter periods) thereafter until the earlier of (x) the date on which such Maintenance Failure is cured and (y) the date on which the Registrable Securities cease to be Registrable Securities under this Agreement. The payments to which a Holder shall be entitled pursuant to this Section 2(k) are referred to herein as “Registration Delay Payments.” Registration Delay Payments shall be paid on the earlier of (I) the last day of the calendar month during which such Registration Delay Payments are incurred and (II) the fifth Business Day after the event or failure giving rise to the Registration Delay Payments is cured. In the event the Company fails to make Registration Delay Payments in a timely manner, such Registration Delay Payments shall bear interest at the rate of one percent (1.0%) (or such lesser maximum amount that is permitted to be paid by applicable law) of such unpaid Registration Delay Payment per month (pro rated for shorter periods) until such amounts, plus all interest thereon, are paid in full. Notwithstanding anything to the contrary herein or in the Securities Purchase Agreement, in no event shall the aggregate amount of Registration Delay Payments exceed, in the aggregate, eight percent (8.0%) of the aggregate Purchase Price. The Effectiveness Deadline for a Registration Statement shall be extended without default or Registration Delay Payments hereunder in the event that the Company’s failure to obtain the effectiveness of the Registration Statement on a timely basis results from the failure of a Holder to timely provide the Company with information requested by the Company and necessary to complete the Registration Statement in accordance with the requirements of the Securities Act (in which case the Effectiveness Deadline would be extended with respect to Registrable Securities held by such Holder).

Section 3. Suspension Period.

(a) The Company may suspend the use of a prospectus that is part of a Registration Statement for up to 30 consecutive days (or such shorter period as the Company determines in good faith is necessary under the circumstances, with extensions beyond such shorter period up to the 30-day maximum as may be required after consultation with counsel) from the date of the Suspension Notice (as defined below) in any given 12-month period, and therefore suspend sales of Registrable Securities available for sale pursuant to such Registration Statement (such period, the “Suspension Period”) by providing written notice to each Holder if the Company’s board of directors determines in its reasonable good faith judgment that such suspension is in the best interests of the Company.

(b) In the case of an event that causes the Company to suspend the use of a Registration Statement as set forth in Section 3(a) above (a “Suspension Event”), the Company shall promptly give a written notice to the Holders (a “Suspension Notice”) to suspend sales of the Registrable Securities (but shall not contain any material non-public information concerning the Company) and that such suspension shall continue only for so long as the Suspension Event is continuing. A Holder shall not effect any sales of the Registrable Securities pursuant to such Registration Statement (or such filings) at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice (as defined below). Each Holder agrees that such Holder shall treat as confidential the receipt of the Suspension Notice and shall not disclose the information contained in such Suspension Notice without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement; provided, that the foregoing will not prohibit the Holder from trading in the Registrable Securities solely by virtue of having received a Suspension Notice and the information contained therein. A Holder may recommence effecting sales of the Registrable Securities pursuant to the Registration Statement (or such filings) following further written notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice shall be given by the Company to the Holders promptly following the conclusion of any Suspension Event.

Section 4. Registration Expenses. All expenses incident to the Company’s performance of or compliance with this Agreement, including, without limitation, all registration, qualification and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants (excluding discounts and commissions) and other persons retained by the Company (all such expenses being herein called “Registration Expenses”) shall be borne by the Company.

Section 5. Obligations of the Holders.

(a) From time to time, the Company may require each Holder to furnish to the Company information regarding the distribution of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities.

(b) Each Holder, by such Holder’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder.

(c) Each Holder agrees that, upon receipt of a Suspension Notice pursuant to Section 3(b), such Holder will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Holder’s receipt of the End of Suspension Notice.

(d) Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to the Registration Statement.

(e) Each Holder agrees that, upon receipt of any notice from the Company of any event as a result of which the prospectus or any document incorporated therein by reference contains an untrue statement of material fact or omits to state any material fact necessary to make the statements therein not misleading, such Holder will discontinue the distribution of Registrable Securities pursuant to any such prospectus until such Holder receives copies of a supplemented or amended prospectus from the Company. In addition, if the Company requests, the Holder will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in its possession, of the prospectus covering the Registrable Securities current at the time of receipt of the notice. Each Holder agrees not to use any free writing prospectus unless consented to by the Company.

Section 6. Indemnification.

(a) To the full extent permitted by law, the Company agrees to indemnify each Investor, its officers, directors, members, employees, agents, and each person who controls such Investor (within the meaning of the Securities Act and the Exchange Act) against all losses, claims, damages, liabilities, and expenses to which any of such persons may become subject under the Securities Act or the Exchange Act arising out of or resulting from any untrue or allegedly untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation by the Company of the Securities Act or any rule or regulation thereunder applicable to the Company and relating to the action or inaction of the Company in connection with any registration, qualification or compliance, except to the extent the untrue statement or omission resulted from information that the

Investor furnished in writing to the Company specifically stating that it is for use in the preparation thereof; or any violation or alleged violation by the Company of any of the Securities Act or the Exchange Act or any applicable state securities laws, or any rules promulgated under any such acts or laws; provided, however, that such indemnity shall in any event not exceed in the aggregate the amount of distributable reserves of the Company within the meaning of Article 675 of the Swiss Code of Obligations and that the Company shall not be liable to any Investor in any such case to the extent that such loss, claim, damage, liability or expense is related to the use by an Investor of an outdated or defective prospectus after such party has received written notice from the Company that such prospectus is outdated or defective. As to any person entitled to indemnity under this Section 6(a), such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such person.

(b) Each Investor will furnish to the Company in writing the information that the Company reasonably requests for use in connection with any Registration Statement or prospectus and each such Investor severally (not jointly) agrees to indemnify, to the fullest extent permitted by law, the Company, its directors and officers, and each person who controls the Company (within the meaning of the Securities Act and the Exchange Act) against all losses, claims, damages, liabilities and expenses to which any of such persons may become subject under the Securities Act or the Exchange Act resulting from any untrue or allegedly untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that the untrue statement or omission results from a statement contained in or omitted from any information such Investor furnished in writing to the Company through an instrument duly executed by such Investor specifically stating that it is for use in the preparation of such Registration Statement, prospectus or preliminary prospectus, it being understood that Exhibit A hereto and each Selling Shareholder Questionnaire have been approved for such purpose; provided, however, that the obligations of any Investor hereunder (whether pursuant to this Section 6(b) or 6(d) below or otherwise) shall be limited to an amount equal to the net proceeds received by such Investor from the sale of securities pursuant to the applicable Registration Statement as contemplated herein. As to any person entitled to indemnity under this Section 6(b), such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such person.

(c) Any person entitled to indemnification under this Section 6 will (x) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (y) unless in the indemnifying party’s reasonable judgment a conflict of interest may exist between the indemnified and indemnifying parties with respect to the claim, permit the indemnifying party to assume the defense of the claim with counsel reasonably satisfactory to the indemnified party. If the indemnifying party does not assume the defense, the indemnifying party will not be liable for any settlement made without its consent. No indemnifying party will consent to entry of any judgment or will enter into any settlement that does not include as an unconditional term the claimant’s or plaintiffs release of the indemnified party from all liability concerning the claim or litigation. An indemnifying party who is not entitled to or elects not to assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by the indemnifying party with respect to the claim. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (x) any Investor exercising rights under this Agreement, or any controlling person of any such Investor, makes a claim for indemnification pursuant to this Section 6 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, or (y) contribution under the Securities Act may be required on the part of any such Investor or any such controlling person in circumstances for which indemnification is provided under this Section 6; then, in each such case, the Company and such Investor will contribute to the aggregate losses, claims, damages, liabilities and expenses that they may be subject to (after contribution to others) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the actions that resulted in such losses, claims, damages, liabilities and expenses, as well as any other relevant equitable considerations; provided, however, that no Investor will be required to contribute any amount, when combined with any amounts paid as indemnification pursuant to Section 6(b) hereof, in excess of the net proceeds actually received by such Investor pursuant to the Registration Statement. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact was made by, or relates to information supplied by, the indemnifying party or the indemnified party, and the indemnifying party’s or the indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in this Agreement, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6(d). No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

Section 7. Rule 144 And Rule 144A; Company Obligations. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder, and it will take such further action as any Investor reasonably may request, all to the extent required from time to time, to enable such Investor to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act as amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC.

Section 8. Termination. This Agreement shall terminate with respect to any Holder as of the date such Holder no longer holds Registrable Securities.

Section 9. Successor Entity. The Company shall not change its form of organization (i.e., to a corporation, partnership or other form of entity), or merge or consolidate into any other Person, unless such changed or successor entity agrees to be bound by this Agreement.

Section 10. Interpretation of this Agreement.

(a) Terms Defined. As used in this Agreement, the following terms have the respective meaning set forth below:

“Agreement” is defined in the recitals.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed, on which the SEC is open and accepts filings, provided that any reference to “days” (unless Business Days are specified) shall mean calendar days.

“Closing Date” shall have the meaning set forth in the Securities Purchase Agreement.

“Common Shares” is defined in the recitals.

“Company” is defined in the recitals.

“Cut-Back Shares” shall mean any Registrable Securities that, by virtue of the SEC informing the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale in a secondary offering on a single registration statement as provided in Section 1(b), cannot be registered on the Registration Statement or the New Registration Statement.

“Effective Date” shall mean the date the Registration Statement has been declared effective by the SEC.

“Effectiveness Deadline” shall mean (i) in the event that the Registration Statement is not subject to review by the Staff, the earlier of (x) 60 days after the Closing Date, and (y) five (5) Business Days following the date on which the Staff notifies the Company that the Registration Statement is not subject to review, and (ii) in the event that the Registration Statement is subject to review by the Staff, the earlier of (x) 120 days after the Closing Date, and (y) five (5) Business Days following the date on which the Staff notifies the Company that it has no further comments on the Registration Statement.

“Effectiveness Failure” is defined in Section 2(k).

“Effectiveness Period” is defined in Section 1(c).

“End of Suspension Notice” is defined in Section 3(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Filing Deadline” shall mean the date that is 30 days after the Closing Date.

“Filing Failure” is defined in Section 2(k).

“Form F-3” is defined in Section 1(a).

“Holder” or “Holders” shall mean the holder or holders, as the case may be, from time to time, of Registrable Securities.

“Investor” is defined in the recitals.

“Maintenance Failure” is defined in Section 2(k).

“New Registration Statement” is defined in Section 1(b).

“Permitted Transferee” shall mean, in the event of a transfer or assignment of Registrable Securities by an Investor to such Permitted Transferee, (i) an affiliate, nominee, subsidiary, parent, partner, limited partner, retired partner, member, retired member, shareholder or related party of such Investor; (ii) such Investor’s family member or trust for the benefit of such Investor, where such Investor is an individual; or (iii) after such assignment or transfer, the Permitted Transferee holds all of such assignor or transferor’s shares and rights to shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations and other recapitalizations).

“Person” shall mean an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

“Public Offering” shall mean any sale or distribution to the public of Common Shares of the Company by each of the Company, any Investor, their respective designees or another holder of securities of the Company pursuant to an offering validly registered under the Securities Act.

“Purchase Price” shall have the meaning set forth in the Securities Purchase Agreement.

“register,” “registered” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements in compliance with the Securities Act and pursuant to Rule 415 and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

“Registrable Securities” shall mean (i) any Shares acquired by the Investors pursuant to the Securities Purchase Agreement, (ii) the Warrant Shares issued or issuable upon exercise of the Warrants and (iii) any other securities of the Company (or any successor or assign of the Company, whether by merger, reorganization, consolidation, sale of assets or otherwise) which may be issued or issuable with respect to, in exchange for, or in substitution of, Registrable Securities referenced in the foregoing clauses (i) and (ii) by reason of any dividend, distribution or Common Share split, combination of Common Shares, merger, consolidation, recapitalization, reclassification, reorganization, sale of assets or similar transaction; provided, that a Registrable Security shall cease to be a Registrable Security when it is (x) registered under the Securities Act and disposed of in accordance with the registration statement covering it, (y) sold under Rule 144 (or any similar provisions then in force) under the Securities Act or (z) eligible for sale by the Holder thereof without limitations as to volume or manner of sale pursuant to Rule 144.

“Registration Delay Payments” is defined in Section 2(k).

“Registration Expenses” is defined in Section 4.

“Registration Statement” is defined in Section 1(a), and includes the prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Required Investors” shall mean, at any time of determination, Holders holding a majority of the Registrable Securities under this Agreement.

“Rule 144” shall mean Rule 144 promulgated under the Securities Act or any successor rule that may be promulgated by the SEC.

“Rule 415” shall mean Rule 415 promulgated under the Securities Act or any successor rule providing for offering securities on a continuous or delayed basis.

“SEC” shall mean the Securities and Exchange Commission.

“SEC Guidance” shall mean (i) any publicly-available written or oral guidance, comments, requirements or requests of the Staff and (ii) the Securities Act.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Purchase Agreement” is defined in the recitals.

“Selling Shareholder Questionnaire” is defined in Section 2(a).

“Shares” is defined in the recitals.

“Staff” shall mean the Staff of the Division of Corporation Finance of the SEC.

“Suspension Event” is defined in Section 3(b).

“Suspension Notice” is defined in Section 3(b).

“Suspension Period” is defined in Section 3(a).

“Transaction Documents” is defined in Section 3(c) of the Securities Purchase Agreement.

(b) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAWS OR PRINCIPLES THEREOF THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK. WITH RESPECT TO ANY LAWSUIT OR PROCEEDING ARISING OUT OF OR BROUGHT WITH RESPECT TO THIS AGREEMENT, OR ANY TRANSACTION CONTEMPLATED HEREBY, EACH OF THE PARTIES HERETO IRREVOCABLY (a) SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK; (b) WAIVES ANY OBJECTION IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE OF ANY PROCEEDING BROUGHT IN ANY SUCH COURT; (c) WAIVES ANY CLAIM THAT SUCH PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; AND (d) FURTHER WAIVES THE RIGHT TO OBJECT, WITH RESPECT TO SUCH PROCEEDINGS, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH PART.

(c) Section Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

Section 11. Miscellaneous.

(a) Notices.

(i) Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) when sent, if sent by email (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

ObsEva SA

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

E-mail: ernest.loumaye@obseva.ch

Attention: CEO

If to an Investor, to its physical and email address set forth on Exhibit D attached hereto, with copies to such Investor’s representatives as set forth on Exhibit D, or to such other physical or email address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) electronically generated by the sender’s email containing the time, date, recipient email address of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by email or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

(b) Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation, consents, waivers and modifications which may hereafter be executed, documents received by each Investor pursuant hereto and financial statements, certificates and other information previously or hereafter furnished to each Investor, may be reproduced by each Investor by a photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and each Investor may destroy any original document so reproduced. All parties hereto agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by each Investor in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

(c) Successors and Assigns. The Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns. An Investor may assign its rights and obligations hereunder to any transferee or assignee of its Registrable Securities who is a Permitted Transferee, provided that the Company is, within a reasonable time after such assignment or transfer, furnished with written notice of the name and address of such Permitted Transferee and the Registrable Securities with respect to which such rights and obligations are being assigned, and, provided further, that such Permitted Transferee agrees in writing to be bound by all of the provisions contained herein. Any such transfer to a Permitted Transferee must be in compliance with the Securities Act and any other applicable securities or “blue sky laws.” By delivering a written agreement to be bound by all of the provisions contained herein, such Permitted Transferees shall be deemed to be a party hereto.

(d) Entire Agreement; Amendment and Waiver. This Agreement constitutes the entire understanding of the parties hereto relating to the subject matter hereof and supersede all prior understandings among such parties. The Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the Company and the Required Investors. No waiver of the provisions of the Agreement will be effective unless explicitly set forth in writing and executed by the Company or the Required Investors, as applicable. Except as provided in the preceding sentence, no action taken pursuant to the Agreement, including without limitation, any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any covenants or agreements contained herein. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Holder without the written consent of such Holder, unless such amendment, termination, or waiver applies to all Holders in the same fashion. The waiver by any party hereto of a breach of any provision of the Agreement will not operate or be construed as a waiver of any subsequent breach. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of a Holder or some Holders and that does not directly or indirectly affect the rights of other Holders may be given only by such Holder or Holders of all of the Registrable Securities to which such waiver or consent relates, and any Holder may give a waiver as to itself.

(e) Severability. In the event that any part or parts of this Agreement shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such determination shall not affect the remaining provisions of this Agreement which shall remain in full force and effect.

(f) Third Parties. Except as otherwise set forth herein, the Agreement does not create any rights, claims or benefits inuring to any person that is not a party thereto nor create or establish any third party beneficiary thereto.

(g) Specific Performance. Without limiting or waiving in any respect any rights or remedies of the parties hereto under the Agreement, each of the parties will be entitled to seek specific performance of the obligations to be performed by the other in accordance with the provisions of the Agreement. The Company and the Investors hereby declare that it is impossible to measure in money the damages which will accrue to the parties hereto by reason of the failure of any party to perform any of its obligations under this Agreement. If any party hereto shall institute any action or proceeding to enforce the provisions hereof, each of the Company and the Investors hereby waives the claim or defense that the party instituting such action or proceeding has an adequate remedy at law.

(h) Counterparts. This Agreement may be executed in one or more counterparts (including PDF, facsimile, DocuSign, and other electronic counterparts), each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

(i) Confidentiality. Each Holder agrees that any notice received pursuant to this Agreement, including but not limited to any Suspension Notice or other similar notice regarding the Company’s securities or request for a waiver or amendment of this Agreement, is confidential information and that any trading in securities of the Company following receipt of such information may only be done in compliance with all applicable securities laws.

(j) Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

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EXHIBIT A

PLAN OF DISTRIBUTION

We are registering the common shares previously issued to permit the resale of these common shares by the holders of the common shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the common shares. We will bear all fees and expenses incident to our obligation to register the common shares, except that, if the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The selling shareholders may sell all or a portion of the common shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 of the Securities Act;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The selling shareholders may also sell common shares short and deliver our common shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge our common shares to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or other applicable provisions of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of our common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the common shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of our common shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to our common shares. All of the foregoing may affect the marketability of our common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We will pay all expenses of the registration of our common shares pursuant to the registration statement of which this prospectus forms a part, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling shareholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the common shares will be freely tradable in the hands of persons other than our affiliates.

EXHIBIT B

SELLING SHAREHOLDERS

On [•], 2017, pursuant to a securities purchase agreement with certain accredited investors dated October [•], 2017, we sold in a private placement [•] common shares at a price per share of $[•]. The table below sets forth, to our knowledge, information about the selling shareholders as of [•], 2017.

We do not know when or in what amounts the selling shareholders may offer shares for sale. The selling shareholders might not sell any or all of the shares registered pursuant to the registration statement of which this prospectus forms a part. Because the selling shareholders may offer all or some of the shares pursuant to the registration statement of which this prospectus forms a part and because there are currently no agreements or understandings with respect to the sale of any shares, we cannot estimate the number of shares that will be held by the selling shareholders after completion of this offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the shares covered by this prospectus will be held by the selling shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of our common shares. The number of common shares beneficially owned prior to the offering for each selling shareholder includes (i) all of our common shares held by such selling shareholder prior to the private placement plus (ii) all of our common shares purchased by such selling shareholder pursuant to the private placement and being offered pursuant to the prospectus. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the person named below.

Throughout this prospectus, when we refer to the common shares being offered by this prospectus on behalf of the selling shareholders, we are referring to the common shares sold in the private placement, unless otherwise indicated.

The selling shareholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their common shares since the date on which the information in the table below is presented. Information about the selling shareholders may change over time.

	Prior to Offering(1)			After Offering(1)
Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Offered	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

*	Represents beneficial ownership of less than 1%.
(1)	This table is based upon information supplied by the selling shareholders, which information may not be accurate as of the date hereof. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling shareholders named in the table above have sole voting and investment power with respect to all common shares that they beneficially own, subject to applicable community property laws. Applicable percentages are based on [●] shares outstanding on [●], 2017, adjusted as required by rules promulgated by the SEC.

EXHIBIT C

SELLING SHAREHOLDER QUESTIONNAIRE

In connection with the preparation of the resale Registration Statement on Form F-1, please provide us with the following information regarding the Investor.

Please complete, sign, date and return one copy of this Questionnaire to Esther Cho of Cooley LLP, the Company’s legal counsel, via email (echo@cooley.com).

A.	GENERAL INFORMATION

1. Please state your organization’s name exactly as it should appear in the Registration Statement and your organization’s contact information:

Name:

Address:

Phone:

Email:

2. Have you or your organization had any position, office or other material relationship within the past three years with ObsEva SA (the “Company”) or its affiliates?

☐    Yes   ☐    No

If yes, please indicate the nature of any such relationships below:

B.	SECURITIES HOLDINGS

Please fill in all blanks in the following questions related to your beneficial ownership of the Company’s capital stock. Generally, the term “beneficial ownership” refers to any direct or indirect interest in the securities which entitles you to any of the rights or benefits of ownership, even though you may not be the holder of record of the securities. For example, securities held in “street name” over which you exercise voting or investment power would be considered beneficially owned by you. Another example of indirect ownership include ownership by a partnership in which you are a partner.

PLEASE NOTE: IF YOU HAVE ANY REASON TO BELIEVE THAT ANY INTEREST IN SECURITIES OF THE COMPANY WHICH YOU MAY HAVE, HOWEVER REMOTE, IS A BENEFICIAL INTEREST, PLEASE DESCRIBE SUCH INTEREST. FOR PURPOSES OF RESPONDING TO THIS QUESTIONNAIRE, IT IS PREFERABLE TO ERR ON THE SIDE OF INCLUSION RATHER THAN EXCLUSION. WHERE THE SEC’S INTERPRETATION OF BENEFICIAL OWNERSHIP WOULD REQUIRE DISCLOSURE OF YOUR INTEREST OR POSSIBLE INTEREST IN CERTAIN SECURITIES OF THE COMPANY, AND YOU BELIEVE THAT YOU DO NOT ACTUALLY POSSESS THE ATTRIBUTES OF BENEFICIAL OWNERSHIP, AN APPROPRIATE RESPONSE IS TO DISCLOSE THE INTEREST AND AT THE SAME TIME DISCLAIM BENEFICIAL OWNERSHIP OF THE SECURITIES (SPACE IF PROVED TO DISCLAIM BENEFICIAL OWNERSHIP AT THE END OF 3 BELOW).

1. As of OCTOBER     , 2017, the undersigned owned outright (including shares registered in the undersigned’s name individually or jointly with others, shares held in the name of a bank, broker, nominee, depository or in “street name” for my account), the following number of shares of the Company’s capital stock (none indicated by “0”):                             .

2. In addition to the number of shares the undersigned owns outright as indicated by the undersigned’s answer to question B(1), as of OCTOBER     , 2017, the undersigned had or shared voting power or investment power, directly or indirectly, through a contract, arrangement, understanding, relationship or otherwise (e.g., shares held in a trust for which you are a trustee, shares subject to a written voting or investment arrangement, shares held by a corporate benefit plan over which you exercise control), over the following number of shares of the Company’s capital stock (none indicated by “0”):                             .

If the answer to this question B(2) was not “0,” please provide the following information:

(i)	Number of shares with sole voting power:

(ii)	Number of shares with shared voting power, with whom shared, and the nature of the relationship and any underlying voting trust agreement (including the duration of the agreement, the names and addresses of the voting trustees and a brief description of the voting rights and other powers of such trustees), investment arrangement or the like:

SHARED VOTING POWER
Title of Class	Number of Shares	With Whom Shared	Nature of Relationship

(i)	Number of shares with sole investment power:

(ii)	Number of shares with shared investment power, with whom that power is shared; and the nature of the relationship and any underlying voting trust agreement, investment arrangement or the like:

SHARED INVESTMENT POWER
Title of Class	Number of Shares	With Whom Shared	Nature of Relationship

If you wish to disclaim beneficial ownership of any of the shares described in question B.2 above for purposes other than for use in the Registration Statement, please indicate the number and class of shares being disclaimed and the reason therefore:

3. As of DECEMBER     , 2017, the undersigned has the right to acquire _0_ shares of the Company’s Common Stock pursuant to outstanding stock options issued under the Company’s stock option plans and _0_ shares of capital stock pursuant to the exercise of outstanding warrants.

(i) Correct	☐

(ii) Not correct	☐	Describe:

4. In addition to the number of shares described in my answer to question B.3 above, as of DECEMBER     , 2017, the undersigned will have the right to acquire indirectly, or to acquire “voting power” and/or “investment power” with respect to, _0_ shares of the Company’s Common Stock, including, but not limited to, any right to acquire shares (1) upon the exercise of any option, warrant, stock appreciation right or other exercisable stock right (excluding shares described in B.3 above); (2) in settlement of any stock unit award, stock bonus award or other equity award; (3) upon conversion of a security; (4) pursuant to the power to revoke a trust, discretionary account or similar arrangement; or (5) pursuant to the automatic termination of a trust, discretionary account or similar arrangement (none, indicated by “0” above).

(i) Correct	☐

(ii) Not correct	☐	Describe:

5. Please identify the natural person or persons who have voting and/or investment control over the Company’s securities that you own, and state whether such person(s) disclaims beneficial ownership of the securities. For example, if you are a general partnership, please identify the general partners in the partnership.

The answers to the foregoing questions are correctly stated to the best of my information and belief. I shall advise Esther Cho at echo@cooley.com of Cooley LLP, the Company’s outside counsel, promptly of any changes in the foregoing information prior to the effectiveness of the Registration Statement.

(Print name of Purchaser)

(Signature)

By:
(Name and title of signatory, if Purchaser is an entity)

(Date)

EXHIBIT D

SCHEDULE OF INVESTORS

Investor
New Enterprise Associates 15, L.P.
Sofinnova Venture Partners VIII, L.P.
Aisling Capital IV, LP
Omega Fund V, LP
First Health, L.P.
First Health Associates, L.P.
First Health Limited
First Biomed, L.P.
First BioMed Portfolio, L.P.
Ghost Tree Master Fund, LP
Blue Rock Liquid Alpha Fund, LP
NR1 Segregated Portfolio, North Rock, SPC
NR2 Segregated Portfolio, North Rock, SPC
Schonfeld Fundamental Equity Fund LLC
Whitney Capital Series Fund LLC
New Leaf Biopharma Opportunities I, L.P.
Venrock Healthcare Capital Partners II, L.P.
VHCP Co-Investment Holdings II, LLC
Sphera Global Healthcare Master Fund
HFR HE Sphera Global Healthcare Master Fund
DAFNA Lifescience Select LP
DAFNA Lifescience LP

EXHIBIT B

Lock Up Agreement

Lock-up Agreement

Jefferies LLC

520 Madison Avenue

New York, New York 10022

and

BMO Capital Markets Corp.

3 Times Square

New York, NY 10036

RE:	ObsEva SA (the “Company”)

Ladies & Gentlemen:

The undersigned is an owner of common shares, par value CHF 0.0769 per share, of the Company (“Shares”) or of securities convertible into or exchangeable or exercisable for Shares. In order to induce Jefferies LLC (“Jefferies”) and BMO Capital Markets Corp. (“BMO”) to enter into one or more engagement letter agreements with the Company with respect to conducting a private placement of Shares (the “Offering”) the undersigned is entering into this letter agreement. Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this agreement. Those definitions are a part of this agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the Lock-up Period, the undersigned will not (and will cause any Family Member not to), without the prior written consent of Jefferies and BMO, which may withhold their consent in their sole discretion:

•	Sell or Offer to Sell any Shares or Related Securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned or such Family Member,

•	enter into any Swap,

•	make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

•	publicly announce any intention to do any of the foregoing.

The foregoing will not apply to the registration of the resale of the Shares as contemplated by the Registration Rights Agreement. In addition, the foregoing restrictions shall not apply to:

(A)	transfers of any Shares or Related Securities acquired by the undersigned in the Offering or in the open market, provided that no filing under Section 16 of the Exchange Act, or other public announcements shall be required or voluntarily made by or on behalf of the undersigned during the Lock-Up Period with respect to subsequent sales of such Shares or Related Securities acquired by the undersigned in the Offering or in the open market;

(B)	the exercise with cash of stock options granted pursuant to the Company’s equity incentive plans, provided that such restriction shall apply to any Shares or Related Securities issued to the undersigned upon such cash exercise;

(C)	the establishment of any contract, instruction or plan (a “Plan”) that satisfies all of the requirements of Rule 10b5-1 under the Exchange Act for the transfer of Shares or Related Securities, provided that (i) no sales of the undersigned’s Shares or Related Securities shall be made pursuant to such a Plan prior to the expiration of the Lock-Up Period, and (ii) no filing under the Exchange Act or other public announcements shall be required or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such Plan during the Lock-Up Period;

(D)	transfers of Shares or Related Securities (i) as a bona fide gift or gifts not involving a disposition for value or for bona fide estate planning purposes, (ii) as a bona fide gift to a charity or educational institution, (iii) to a member or members of the undersigned’s family or to a trust, the direct or indirect beneficiaries of which are the undersigned and/or a member or members of his or her family, (iv) by testate succession or intestate distribution, (v) if the undersigned is a trust, to any beneficiary of the undersigned or to the estate of any such beneficiary, (vi) to shareholders, members, current or former partners (general or limited) or managers of, or owners of a similar equity interest in, the undersigned, as applicable, or to any corporation, partnership or other person or entity that is a direct or indirect affiliate of the undersigned, or to the estates of any such shareholders, affiliates, partners, members or managers not involving a disposition for value of Securities or other securities or (vii) that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement or other court order, provided that, each donee, distributee or transferee, as the case may be, shall execute and deliver to Jefferies and BMO a letter in the form of this Lock-Up Agreement, and provided, further, that no filing by any party (donor, donee, transferor or transferee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution during the Lock-Up Period;

(E)	transfers of Shares or Related pursuant to a bona fide third-party tender offer for all outstanding shares of the Company, merger, consolidation or other similar transaction made to all holders of the Company’s securities involving a change of control of the Company (including the entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Shares or Related Securities in connection with such transaction, or vote any Securities or other such securities in favor of any such transaction), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such Shares or Related Securities held by the undersigned shall remain subject to the provisions of this Lock-Up Agreement;

(F)	any conversion of non-voting shares or preferred shares of the Company into Shares, provided that any Shares received upon such conversion remain subject to the terms of this Lock-Up Agreement; or

(G)	transfers of Shares or Related Securities pursuant to any contractual arrangement in effect on the date of this Lock-Up Agreement that provides for the repurchase of the undersigned’s Shares or Related Securities by the Company or in connection with the termination of the undersigned’s employment or other service relationship with the Company.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or Related Securities held by the undersigned and the undersigned’s Family Members, if any, except in compliance with the foregoing restrictions.

With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act of the offer and sale of any Shares and/or any Related Securities owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.

The undersigned confirms that the undersigned has not, and has no knowledge that any Family Member has, directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares. The undersigned will not, and will cause any Family Member not to take, directly or indirectly, any such action.

Whether or not the Offering occurs as currently contemplated or at all depends on market conditions and other factors. The Offering will only be made pursuant to the Securities Purchase Agreement, the terms of which are subject to negotiation between the Company and the purchasers in the Offering.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement. This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

It is understood that, if the Company notifies Jefferies and BMO that it does not intend to proceed with the Offering or if the Offering is not consummated by November 1, 2017, this Agreement shall terminate and the undersigned will be released from their obligations hereunder.

Signature

Printed Name of Person Signing

(Indicate capacity of person signing if signing as custodian or trustee, or on behalf of an entity)

ANNEX A

Certain Defined Terms

Used in Lock-up Agreement

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:

•	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

•	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

•	“Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household (regardless of whether such spouse or family member may at the time be living elsewhere due to educational activities, health care treatment, military service, temporary internship or employment or otherwise). “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act.

•	“Lock-up Period” shall mean the period beginning on the date hereof and continuing through the close of trading on the date that is 90 days after the announcement of the pricing of the Offering.

•	“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

•	“Registration Rights Agreement” shall mean that certain Registration Rights Agreement to be entered into by the purchasers and the Company in connection with the Offering.

•	“Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares.

•	“Securities Act” shall mean the Securities Act of 1933, as amended.

•	“Sell or Offer to Sell” shall mean to:

•	sell, offer to sell, contract to sell or lend,

•	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position

•	pledge, hypothecate or grant any security interest in, or

•	in any other way transfer or dispose of,

in each case whether effected directly or indirectly.

•	“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this lock-up agreement.

EXHIBIT C

Investor Questionnaire

OBSEVA SA

ACCREDITED INVESTOR QUALIFICATION QUESTIONNAIRE

This Questionnaire is being distributed to certain individuals and entities which may be offered the opportunity to purchase securities (the “Securities”) of ObsEva SA (the “Company”). The purpose of this Questionnaire is to assure the Company that all such offers and purchases will meet the standards imposed by the Securities Act of 1933, as amended (the “Act”), and applicable state securities laws.

All answers will be kept confidential. However, by signing this Questionnaire, the undersigned agrees that the Company and its counsel may rely on the information set forth in this Questionnaire for purposes of complying with all applicable securities laws and may present this Questionnaire to such parties as it reasonably deems appropriate if called upon to establish its compliance with such securities laws.

If the proposed investor is an individual, complete the Section below entitled “For Individual Investors.” If the proposed investor is an entity, skip the Section below and instead complete the Section entitled “For Entity Investors.”

Please complete, sign, date and return one copy of this Questionnaire to Esther Cho of Cooley LLP, the Company’s legal counsel, via email (echo@cooley.com). If the answer to a question is “none” or “not applicable,” please so state.

1.

FOR INDIVIDUAL INVESTORS

1.	Residence Information. Please provide your full legal name, residence address, phone and fax numbers, e-mail address and social security number.

2.	Personal Information. Please indicate the state that issued your driver’s license and the state in which you are registered to vote.

3.	My Income.

Do you reasonably expect either your income,1 from all sources during this year, to exceed $200,000 or, if you are married, the joint income of you and your spouse from all sources during this year to exceed $300,000?

☐    Yes        ☐    No

If no, please specify amount of expected income:

Was your yearly individual income from all sources during each of the last two years in excess of $200,000 or, if you are married, was the joint income of you and your spouse during each of those years in excess of $300,000?

☐    Yes        ☐    No

If no, please specify amount of your total individual and/or joint income in the last two years:

[1]	For purposes of this Questionnaire, “income” means adjusted gross income, as reported for federal income tax purposes, increased by the following amounts: (a) the amount of any tax exempt interest income received, (b) the amount of losses claimed as a limited partner in a limited partnership, (c) any deduction claimed for depletion, (d) amounts contributed to an IRA or Keogh retirement plan, (e) alimony paid, and (f) any amounts by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Internal Revenue Code.

2.

4.	My Net Worth.

Is your net worth,2 including the net worth of your spouse, in excess of $1,000,000 (excluding the value of your primary residence)? Please remember that your net worth should include the value of any other shares of stock or options held by you and your spouse and any personal property owned by you or your spouse (e.g. furniture, jewelry, other valuables, etc.), but must exclude the value of your primary residence.

☐    Yes        ☐    No

If no, please specify your net worth:

The undersigned represents that the information contained herein is complete and accurate and may be relied upon by the Company and that the undersigned will notify the Company of any material change in any of such information prior to the undersigned’s investment in the Company.

IN WITNESS WHEREOF, the undersigned has executed this Investor Qualification Questionnaire as of the date written below.

SIGNATURE

PRINTED NAME

DATE SIGNED

[2]	For purposes of this Questionnaire, “net worth” means the excess of total assets, excluding your primary residence, at fair market value over total liabilities, including your mortgage or any other liability secured by your primary residence only if and to the extent that it exceeds the value of your primary residence.

3.

FOR ENTITY INVESTORS

In the case of entities, this Questionnaire should be completed by the person who will be making the investment decision on behalf of the entity (the “Decision-Maker”). All questions should be completed with respect to the entity (i.e., “you” means the entity), unless otherwise directed.

1. Residence Information. Please provide the entity’s full legal name, primary business address, phone number, fax number, name and e-mail address of contact person, and federal tax I.D. number.

2. Domicile Information. Please indicate the form of the entity and the state and date of its organization (e.g., corporation, state and date of incorporation).

Form

State of Organization

Date of Organization

3. Accredited Investor Certification. The undersigned makes one of the following representations regarding its net worth and certain related matters and has checked the applicable representation:

☐ (i)	The undersigned is a trust with total assets in excess of $5,000,000 whose purchase is directed by a person with such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of the prospective investment.

☐ (ii)	The undersigned is a bank, insurance company, investment company registered under the United States Investment Company Act of 1940, as amended (the “Companies Act”), a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934, as amended, a business development company, a Small Business Investment Company licensed by the United States Small Business Administration, a plan with total assets in excess of $5,000,000 established and maintained by a state for the benefit of its employees, or a private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940, as amended.

4.

☐ (iii)	The undersigned is an employee benefit plan and either all investment decisions are made by a bank, savings and loan association, insurance company, or registered investment advisor, or the undersigned has total assets in excess of $5,000,000 or, if such plan is a self-directed plan, investment decisions are made solely by persons who are accredited investors.

☐ (iv)	The undersigned is a corporation, partnership, business trust, not formed for the purpose of acquiring the Securities, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), in each case with total assets in excess of $5,000,000.

☐ (v)	The undersigned is an entity in which all of the equity owners (in the case of a revocable living trust, its grantor(s)) qualify under any of the above subparagraphs, or, if an individual, each such individual has a net worth[3], either individually or upon a joint basis with such individual’s spouse, in excess of $1,000,000 (within the meaning of such terms as used in the definition of “accredited investor” contained in Rule 501 under the Securities Act), or has had an individual income[4] in excess of $200,000 for each of the two most recent years, or a joint income with such individual’s spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year.

☐ (vi)	The undersigned cannot make any of the representations set forth in paragraphs “i” through “v” above.[5]

The undersigned represents that the information contained herein is complete and accurate and may be relied upon by the Company, and that the undersigned will notify the Company of any material change in any of such information prior to the undersigned’s investment in the Company.

[3]	For purposes of this Questionnaire, “net worth” means the excess of total assets, excluding an individual’s primary residence, at fair market value over total liabilities, including such individual’s mortgage or any other liability secured by his or her primary residence only if and to the extent that it exceeds the value of the primary residence.
[4]	For purposes of this Questionnaire, “income” means adjusted gross income, as reported for federal income tax purposes, increased by the following amounts: (a) the amount of any tax exempt interest income received, (b) the amount of losses claimed as a limited partner in a limited partnership, (c) any deduction claimed for depletion, (d) amounts contributed to an IRA or Keogh retirement plan, (e) alimony paid, and (f) any amounts by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Internal Revenue Code.
[5]	See footnote 3.

5.

IN WITNESS WHEREOF, the undersigned has executed this Investor Qualification Questionnaire as of the date written below.

NAME OF ENTITY

By:

TITLE OR ASSOCIATION WITH ENTITY

DATE SIGNED

6.

EXHIBIT D

Subscription Form

SUBSCRIPTION FORM

Making reference to the contemplated share capital increase of ObsEva SA, Plan-les-Ouates, Canton of Geneva, Switzerland, registration number CHE-253.914.856 (the “Company”) from CHF 2,279,327.85 to CHF 2,674,761.00 through the issuance of 5,140,631 fully paid-in shares with a nominal value of 1/13 of CHF 1.00 each (the “Share Capital Increase”), the undersigned

[Name of the Subscriber], [registered address]

hereby subscribes, for [number of shares] registered shares with a nominal value of 1/13 of CHF 1.00 each to be issued by the Company, with an aggregate nominal value of CHF [•], and irrevocably and unconditionally undertakes to pay the aggregate subscription price of USD [•] to the account [Account number] of the Company with bank [Name of the Swiss bank] by no later than [date].

The undersigned has taken note of Article 5a of the articles of association of the Company, as originally adopted by the general meeting of the shareholders of the Company on December 6, 2016, which authorizes the board of directors of the Company to increase the share capital of the Company, and of the resolution of the board of directors of the Company passed on [•] approving the Share Capital Increase.

The undersigned acknowledges that the subscription of the new shares of the Company to be issued as part of the Share Capital Increase has been offered to a limited circle of persons within the meaning of Article 652a of the Swiss Code of Obligations, and that no prospectus has consequently been established in connection with this offering.

Any applicable Swiss issuance stamp duties will be borne by the Company. The newly issued shares shall be entitled to dividend for the business year ending on December 31, 2017.

This subscription form shall be valid until November 30, 2017.

[Signatures are on the following page]

[Place], [Date]

[Name of the subscriber]

By:	By:
Name:	Name:
Title:	Title:

Schedule 3(e)

As of the date hereof, the Company has granted stock options to its employees and directors under its the Company’s 2017 Equity Incentive Plan and Incentive Plan, with outstanding rights to subscribe to 693,450 shares of the Company in total.

The pre-emptive rights with respect to securities of the Company have been waived pursuant to Swiss law by the board of directors of the Company, at the meeting of the board of directors held on October 9, 2017.

Registration Rights Agreement, dated as of January 17, 2017, by and among the Company and the investors listed on Schedule A thereto.

(i)

The Company’s share capital as of the date hereof is CHF 2,279,327.85.

(ii)

29,631,262 shares of the Company were issued and outstanding as of September 30, 2017.

(iii)

As of the date hereof, the Company is authorized to issue up to 4,172,623 ordinary shares from the exercise of options or other acquisition rights under the terms of the Company’s 2017 Equity Incentive Plan and Incentive Plan.

(iv)

As of September 30, 2017, the Company was authorized to issue up to 5,140,631 ordinary shares from regular capital increases, and up to 7,418,008 ordinary shares from the exercise of options or other conversion rights granted for financing purposes.

Schedule 3(l)

1.	Ernest Loumaye

2.	Tim Adams

3.	Jean-Pierre Gotteland

4.	Elke Bestel

5.	Ben T.G. Tan

6.	Fabien de Ladonchamps

7.	Annette Clancy

8.	James I. Healy

9.	Ed Mathers

10.	Rafaèle Tordjman

11.	Frank Verwiel

12.	Jacky Vonderscher

13.	Barbara Duncan

14.	ObsEva SA

15.	New Enterprise Associates 15, L.P.

16.	Sofinnova Venture Partners VIII, L.P.

Schedule 3(n)

None.

Schedule 3(s)

As of the date hereof, the Company has granted stock options to its employees and directors under its the Company’s 2017 Equity Incentive Plan and Incentive Plan, with outstanding rights to subscribe to 693,450 shares of the Company in total.

The pre-emptive rights with respect to securities of the Company have been waived pursuant to Swiss law by the board of directors of the Company, at the meeting of the board of directors held on October 6, 2017.

Registration Rights Agreement, dated as of January 17, 2017, by and among the Company and the investors listed on Schedule A thereto.